FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Annual Report on Corporate Governance for the 2006 fiscal year.

Item 1

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

ISSUER	YEAR	2006

TAX REGISTRATION NUMBER: A78374725

Name:

REPSOL YPF S.A.

Registered Office:

PASEO DE LA CASTELLANA, 278

28046 MADRID

SPAIN

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

MODEL FORM OF ANNUAL REPORT ON CORPORATE GOVERNANCE OF LISTED

COMPANIES

Read the instructions for completion at the end of this report for a better understanding of the model form and assistance for completion.

A	OWNERSHIP STRUCTURE

A.1.	Complete the following table on the capital of the company:

Date latest modification	Capital ( € )	Number of shares
15-12-2000	1,220,863,463.00	1,220,863,463

If there are different classes of shares, complete the following table:

Class	Number of shares	Unit par value

A.2.	Give details on the direct and indirect holders of significant interests in your company at year-end, excluding directors:

Name of shareholder	Number of direct shares	Number of indirect shares (*)	Interest/capital (%)
SACYR VALLEHERMOSO, S.A	0	244,294,779	20.010
CAJA DE AHORROS Y PENSIONES DE BARCELONA	0	172,421,922	14.123
PETRÓLEOS MEXICANOS	0	58,955,269	4.829
CHASE NOMINEES, LTD	119,967,789	0	9.826

(*)	Through:

Name of direct holder of the stake	Number of direct shares	Interest/capital (%)
SACYR VALLEHERMOSO PARTICIPACIONES MOBILIARIAS, S.L.	244,294,779	20.010
REPINVES, S.A.	61,315,415	5.022
CAIXA HOLDING, S.A.	111,106,507	9.101
PEMEX INTERNACIONAL ESPAÑA, S.A.	1	0.000
REPCON LUX, S.A.	58,955,268	4.829
Total:	475,671,970

Indicate the principal movements in the shareholding structure during the year:

Name of shareholder	Date of transaction	Description of transaction
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	14-06-2006	Falling below 5% of the capital
CHASE NOMINEES, LTD	13-10-2006	Falling below 10% of the capital
SACYR VALLEHERMOSO, S.A.	16-10-2006	Exceeding 5% of the capital
STATE STREET BANK AND TRUST CO.	13-11-2006	Falling below 5% of the capital
SACYR VALLEHERMOSO, S.A.	28-11-2006	Exceeding 15% of the capital
SACYR VALLEHERMOSO, S.A.	28-12-2006	Exceeding 20% of the capital
CAPITAL GROUP INTERNATIONAL INC.	29-12-2006	Falling below 5% of the capital

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

A.3.	Complete the following tables on directors’ shareholding interests in the company:

Name of Director	Date first appointment	Date last appointment	Number of direct shares	Number of indirect shares (*)	Interest/ capital (%)
ANTONIO BRUFAU NIUBÓ	23-07-1996	04-04-2003	24,354	0	0.002
RICARDO FORNESA RIBÓ	28-10-2003	31-05-2005	100	0	0.000
JUAN ABELLÓ GALLO	29-11-2006	29-11-2006	1,000	81,926	0.007
IGNACIO BAYÓN MARINÉ	06-06-1997	04-04-2003	7,050	0	0.001
PAULINA BEATO BLANCO	29-12-2005	16-06-2006	100	0	0.000
ARTUR CARULLA FONT	16-06-2006	16-06-2006	1,225	0	0.000
CARMELO DE LAS MORENAS LÓPEZ	23-07-2003	31-03-2004	7,376	0	0.001
LUIS FERNANDO DEL RIVERO ASENSIO	29-11-2006	29-11-2006	1,000	0	0.000
JAVIER ECHENIQUE LANDIRIBAR	16-06-2006	16-06-2006	0	17,200	0.001
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	06-06-1997	31-05-2005	0	0	0.000
JORGE MERCADER MIRÓ	27-10-2004	31-05-2005	50	0	0.000
PEMEX INTERNACIONAL ESPAÑA, S.A.	26-01-2004	16-06-2006	1	0	0.000
HENRI PHILIPPE REICHSTUL	29-12-2005	16-06-2006	50	0	0.000
LUIS SUÁREZ DE LEZO MANTILLA	02-02-2005	31-05-2005	1,665	0	0.000

(*)	Through:

Name of direct holder of the interest	Number of direct shares
ARBARIN SICAV, S.A.	81,926
BILBAO ORBIETO, S.L.	17,200
Total:	99,126

Total % of capital held by the Board of Directors	0.012

Complete the following tables on directors with stock options in the company:

Name of Director	Number of direct stock options	Number of indirect stock options	Equivalent number of shares	Options/ capital (%)

A.4.	Indicate family, commercial, contractual or corporate relationships among significant shareholders known to the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

A.5.	Indicate commercial, contractual or corporate relationships between significant shareholders and the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description
CAJA DE AHORROS Y PENSIONES DE BARCELONA	Corporate	REPSOL YPF AND CAJA DE AHORROS Y PENSIONES DE BARCELONA PARTICIPATE IN GAS NATURAL SDG, S.A., WHICH HAS AS BUSINESS PURPOSE, AMONG OTHER ACTIVITIES, PRODUCTION, PIPING AND DISTRIBUTION OF ANY TYPE OF COMBUSTIBLE GAS. REPSOL YPF AND CAJA DE AHORROS Y PENSIONES DE BARCELONA HAVE ALSO SIGNED AN AGREEMENT RELATIVE TO GAS NATURAL SDG, S.A., OF WHICH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV) HAS BEEN DULY NOTIFIED.

A.6.	Indicate any shareholders’ agreements of which the company has been notified:

Participants in shareholders’ agreement	% of capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which the company is aware:

Participants in concerted action	% of capital affected	Brief description of the concerted action

Expressly indicate any change or break-up of those agreements or concerted actions, if any, that has taken place during the year.

A.7.	Indicate any individuals or entities that exercise or may exercise control over the company in pursuance of Article 4 of the Securities Market Act:

Name

Remarks

A.8.	Complete the following tables on the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	Treasury stock/capital (%)

(*)	Through:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Name of the direct holder of the interest	Number of direct shares

Total:

Give details on any significant variations during the year, according to the provisions of Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect shares	T.stock/capital (%)

Gains obtained during the year on trading in own shares (in thousands of euro)	0

A.9.	Indicate the term(s) and conditions of the authorisation granted by the General Meeting to the Board to buy or sell the own shares described in section A.8.

The Annual General Meeting of Shareholders of Repsol YPF, S.A. held on second call on 16 June 2006, adopted the following resolution under item six on the Agenda:

“To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders Meeting held on the 31st of May 2005.”

The company has not used this authorisation, so it did not at year-end 2006 and does not at the date of this Report hold any treasury stock, directly or through any of its subsidiaries.

A.10.	Indicate any legal or bylaw constraints on the exercise of voting rights and legal restrictions on the acquisition and disposal of shares in the capital:

The exercise of voting rights and transfer of shares in the capital of the company may be restricted in certain cases by virtue of the “energy golden share”, regulated by Additional Provision 27 to Act 55/1999 of 29 December.

Under the “energy golden share” regime, the government must be informed whenever any public corporation, or entities of whatsoever nature in which public corporations have a majority or controlling interest, acquire a stake of 3% or more in the capital of energy companies, such as Repsol YPF. The Council of Ministers has a period of two months to recognise or reject exercise of the voting rights corresponding to those shares, or to submit such exercise to certain conditions,

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

according to principles, among others, of objectivity, transparency, balance and smooth operation of energy systems and markets. The entities in question may not exercise the voting rights corresponding to the interest acquired and notified until it has been recognised by express resolution or administrative silence.

Article 34 of Royal Decree-Law 6/2000 establishes certain constraints on exercise of voting rights in more than one principal operator of the same market or sector, among others, in the fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply markets. The principal operators are the entities holding the five largest shares on the market in question. These constraints are:

—Individuals or entities which have a direct or indirect interest of more than 3% in the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of those companies.

—No principal operator may exercise the voting rights corresponding to an interest of more than 3% in the capital of another principal operator on the same market.

Furthermore, Article 34 of Royal Decree-Law 6/2000 establishes that no natural or legal person will be able to appoint, directly or indirectly, members of the boards of directors of more than one principal operator company in the same market or sector. A sector or market principal operator will also not be able to appoint, directly or indirectly, members of the board of directors of other principal operator in the same market or sector.

These constraints shall not be applicable to parent companies that are principal operators in respect of their subsidiaries that are in the same position, provided this structure is imposed by law or the result of a mere redistribution of securities or assets among group companies.

The Comisión Nacional de Energía (CNE), regulator of the energy market, may authorise exercise of the voting rights corresponding to the excess provided this does not favour the exchanging of strategic information or imply any risks of coordination of their strategic actions.

Royal Decree-Law 4/2006 of 24 February amended the functions of the Comisión Nacional de Energía. Under this Royal Decree-Law, prior administrative authorisation must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Nevertheless, according to the information made public by Sacyr Vallehermoso on 26 October 2006, through an official notice sent to the Comisión Nacional del Mercado de Valores (CNMV), the Comisión Nacional de Energía has ruled that the acquisition of Repsol YPF, S.A.’s shares is not subject to that Royal Decree-Law.

Furthermore, Article 27 of the Repsol YPF, S.A. Articles of Association stipulates that no one shareholder, or companies belonging to the same Group, may cast votes at general meetings in excess of the number corresponding to 10% of the voting capital.

Finally, up to 6 February 2006, the “golden share” regulated in Act 5/1995 of 23 March and the regulations implementing it in respect of Repsol YPF, S.A., among other companies previously owned by the State and subsequently privatised, could restrict the exercise of voting rights in certain cases, as well as the transfer of shares in the capital of the company.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B	MANAGEMENT STRUCTURE OF THE COMPANY

B.1.	Board of Directors

B.1.1.	State the maximum and minimum numbers of Directors stipulated in the Articles of Association:

Maximum number of directors	16
Minimum number of directors	9

B.1.2.	Indicate the members of the board:

Name of Director	Representative	Position	Date first appointment	Date last appointment	Election procedure
ANTONIO BRUFAU NIUBÓ		CHAIRMAN	23-07-1996	04-04-2003	COOPTATION RATIFIED BY GENERAL MEETING
RICARDO FORNESA RIBÓ		VICE-CHAIRMAN	28-10-2003	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING
JUAN ABELLÓ GALLO		DIRECTOR	29-11-2006	29-11-2006	COOPTATION
IGNACIO BAYÓN MARINÉ		DIRECTOR	06-06-1997	04-04-2003	COOPTATION RATIFIED BY GENERAL MEETING
PAULINA BEATO BLANCO		DIRECTOR	29-12-2005	16-06-2006	COOPTATION RATIFIED BY GENERAL MEETING
ARTUR CARULLA FONT		DIRECTOR	16-06-2006	16-06-2006	GENERAL MEETING
CARMELO DE LAS MORENAS LÓPEZ		DIRECTOR	23-07-2003	31-03-2004	COOPTATION RATIFIED BY GENERAL MEETING
LUIS FERNANDO DEL RIVERO ASENSIO		DIRECTOR	29-11-2006	29-11-2006	COOPTATION
JAVIER ECHENIQUE LANDIRIBAR		DIRECTOR	16-06-2006	16-06-2006	GENERAL MEETING
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS		DIRECTOR	06-06-1997	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING
JORGE MERCADER MIRÓ		DIRECTOR	27-10-2004	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING
PEMEX INTERNACIONAL ESPAÑA, S.A.	RAÚL CARDOSO MAYCOTTE	DIRECTOR	26-01-2004	16-06-2006	COOPTATION RATIFIED BY GENERAL MEETING
HENRI PHILIPPE REICHSTUL		DIRECTOR	29-12-2005	16-06-2006	COOPTATION RATIFIED BY GENERAL MEETING
LUIS SUÁREZ DE LEZO MANTILLA		DIRECTOR-DIRECTOR	02-02-2005	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Total Number of Directors	14

Indicate any retirements from the board during the year:

Name of director	Date of retirement
ENRIQUE DE ALDAMA Y MIÑÓN	16-06-2006
JUAN MOLINS AMAT	16-06-2006
GONZALO ANES ÁLVAREZ CASTRILLÓN	25-10-2006
MARCELINO OREJA AGUIRRE	25-10-2006

B.1.3.	Complete the following tables on the types of board members:

EXECUTIVE DIRECTORS

Name of Director	Committee proposing appointment	Position in company’s organisation
ANTONIO BRUFAU NIUBÓ	NOMINATION AND COMPENSATION COMMITTEE	CHAIRMAN
LUIS SUÁREZ DE LEZO MANTILLA	NOMINATION AND COMPENSATION COMMITTEE	DIRECTOR-SECRETARY

INSTITUTIONAL OUTSIDE DIRECTORS

Name of Director	Committee proposing appointment	Name of significant shareholder represented or that proposed appointment
JUAN ABELLÓ GALLO	NOMINATION AND COMPENSATION COMMITTEE	SACYR VALLEHERMOSO, S.A.
LUIS FERNANDO DEL RIVERO ASENSIO	NOMINATION AND COMPENSATION COMMITTEE	SACYR VALLEHERMOSO, S.A.
RICARDO FORNESA RIBÓ	NOMINATION AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA
JORGE MERCADER MIRÓ	NOMINATION AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA
PEMEX INTERNACIONAL ESPAÑA, S.A.	NOMINATION AND COMPENSATION COMMITTEE	PETRÓLEOS MEXICANOS

INDEPENDENT OUTSIDE DIRECTORS

Name of Director	Committee proposing appointment	Profile
IGNACIO BAYÓN MARINÉ	NOMINATION AND COMPENSATION COMMITTEE	MADRID, 1944. PhD LAW, COMPLUTENSE UNIVERSITY OF MADRID AND COUNSEL (ON EXTENDED LEAVE) OF THE COUNCIL OF STATE AND PARLIAMENT. MINISTER OF INDUSTRY AND ENERGY FROM MAY 1980 TO DECEMBER 1982. DURING THAT TIME HE CREATED THE INH (NATIONAL HYDROCARBONS INSTITUTE). CHAIRMAN OF AUTOMÓVILES CITROËN ESPAÑA, S.A., VICE-CHAIRMAN OF PEUGEOT CITROËN AUTOMÓVILES ESPAÑA, S.A., CHAIRMAN OF REALIA BUSINESS, S.A., HERMANOS REVILLA, S.A. AND PLANIGESA, S.A.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

PAULINA BEATO BLANCO	NOMINATION AND COMPENSATION COMMITTEE	CÓRDOBA, 1946. PhD ECONOMICS, COMPLUTENSE UNIVERSITY OF MADRID AND UNIVERSITY OF MINNESOTA, PROFESSOR OF ECONOMIC ANALYSIS, COMMERCIAL EXPERT AND ECONOMIST OF THE STATE. FORMER EXECUTIVE CHAIRMAN OF RED ELÉCTRICA DE ESPAÑA, DIRECTOR OF CAMPSA AND MAJOR FINANCIAL INSTITUTIONS. FORMERLY CHIEF ECONOMIST IN THE SUSTAINABLE DEVELOPMENT DEPARTMENT OF INTER-AMERICAN DEVELOPMENT BANK AND CONSULTANT IN THE BANKING SUPERVISION AND REGULATION DIVISION OF THE INTERNATIONAL MONETARY FUND. ADVISER TO THE LATIN AMERICA SECRETARIAT GENERAL

ARTUR CARULLA FONT	NOMINATION AND COMPENSATION COMMITTEE	BARCELONA, 1948. BA BUSINESS STUDIES. BEGAN CAREER IN 1972 IN ARBORA & AUSONIA SL, HOLDING SEVERAL POSITIONS RISING TO GENERAL MANAGER. IN 1988 JOINED AGROLIMEN AS STRATEGY MANAGER. 2001 APPOINTED MANAGING DIRECTOR OF AGROLIMEN S.A., WHICH POSITION HE STILL HOLDS TODAY. MANAGING DIRECTOR OF CORPORACIÓN AGROLIMEN, S.A., CHAIRMAN OF AFFINITY PETCARE, S.A., GALLINA BLANCA, S.A., BIOCENTURY, S.L., THE EAT OUT GROUP, S.L. AND QUERCUS EQUITY, S.L. AND DIRECTOR OF ARBORA & AUSONIA, S.L.U. HE IS ALSO VICE-CHAIRMAN OF CÍRCULO DE ECONOMÍA AND FOUNDATION ESADE, MEMBER OF FOUNDATION LLUÍS CARULLA AND MEMBER OF THE BOARD OF INSTITUTO DE LA EMPRESA FAMILIAR.

CARMELO DE LAS MORENAS LÓPEZ	NOMINATION AND COMPENSATION COMMITTEE	SEVILLA, 1940. BA ECONOMICS AND LAW. STARTED CAREER IN ARTHUR ANDERSEN & CO. SUBSEQUENTLY GENERAL MANAGER OF THE SPANISH SUBSIDIARY OF THE DELET BANKING CORPORATION AND CHIEF FINANCE OFFICER OF MADRIDOIL AND TRANSPORTES MARÍTIMOS PESADOS. JOINED REPSOL GROUP IN 1979 HOLDING DIFFERENT MANAGEMENT POSITIONS. IN 1989 APPOINTED CHIEF FINANCIAL OFFICER, UP TO THE END OF HIS CAREER IN THE COMPANY. UP TO 31 DECEMBER 2005 WAS MEMBER OF THE STANDARD ADVISORY COUNCIL OF IASB. DIRECTOR OF THE BRITANNIA STEAM SHIP INSURANCE ASSOCIATION, LTD. AND OROBAENA S.A.T.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

JAVIER ECHENIQUE LANDIRIBAR	NOMINATION AND COMPENSATION COMMITTEE	PAMPLONA (NAVARRE), 1951. BA ECONOMICS AND ACTUARIAL SCIENCE. FORMER DIRECTOR-GENERAL MANAGER OF ALLIANZ-ERCOS AND GENERAL MANAGER OF BBVA GROUP. CURRENTLY DIRECTOR OF TELEFÓNICA MÓVILES MÉXICO, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS (ACS), S.A., URALITA, S.A., GRUPO EMPRESARIAL ENCE, S.A. AND CONSULNOR, S.A., DELEGATE OF THE BOARD OF TELEFÓNICA, S.A. IN THE BASQUE COUNTRY AND MEMBER OF FOUNDATION NOVIA SALCEDO , DIRECTOR OF QUALITY AND ACCREDITATION AGENCY OF THE BASQUE UNIVERSITY SYSTEM AND MEMBER OF THE BASQUE CIRCLE OF ENTREPRENEURS

ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	NOMINATION AND COMPENSATION COMMITTEE	BURGOS, 1953. BA LAW, COMPLUTENSE UNIVERSITY OF MADRID. SINCE 1983 PROFESSOR OF CIVIL LAW, FORMERLY AT UNIVERSITY OF SANTIAGO DE COMPOSTELA AND CURRENTLY AT THE UNED. PRACTISING LAWYER SINCE 1974, SPECIALISING IN CIVIL AND MERCANTILE LAW AND ARBITRATION. 1981 - 2005 MEMBER OF GOVERNING BOARD OF THE MADRID BAR ASSOCIATION. IN 2002 APPOINTED MEMBER OF THE AD-HOC COMMITTEE FOR PROMOTION OF TRANSPARENCY AND SECURITY ON FINANCIAL MARKETS AND IN LISTED COMPANIES. DIRECTOR OF BARCLAYS BANK, S.A.

HENRI PHILIPPE REICHSTUL	NOMINATION AND COMPENSATION COMMITTEE	PARIS (FRANCIA), 1949. BA ECONOMICS, UNIVERSITY OF SAO PAULO AND PhD AT HERTFORD COLLEGE, OXFORD. FORMER SECRETARY OF THE STATE BUSINESS BUDGET OFFICE AND DEPUTY MINISTER OF PLANNING IN BRAZIL. 1988 - 1999 DEPUTY EXECUTIVE CHAIRMAN OF BANCO INTER AMERICAN EXPRESS, S.A., 1999 - 2001 CHAIRMAN OF BRAZILIAN STATE OIL COMPANY PETROBRÁS. MEMBER OF THE STRATEGIC BOARD OF ABDIB, DIRECTOR OF ASHMORE ENERGY INTERNATIONAL, TAM-LINHAS AÉREAS, S.A., COINFRA, HOLDINGS/VIVO AND PÃO DE AÇUCAR GROUP, MEMBER OF ADVISORY COUNCIL OF PEUGEOT CITROEN DO BRASIL AND MEMBER OF ADVISORY BOARD OF LHOIST DO BRASIL LTDA.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

OTHER OUTSIDE DIRECTORS

Name of Director	Committee proposing appointment

State reasons why they cannot be considered institutional outside or independent outside directors:

Indicate any variations during the year in the type of each director:

Name of Director	Date of change	Previous status	Current status

B.1.4.	State whether the classification of directors made in the previous point coincides with the distribution contemplated in the Regulations of the Board:

The classification of directors made in point B.1.3 coincides with the distribution contemplated in the Regulations of the Board of Repsol YPF, S.A.

The criteria established in the Regulations of the Board for the classification of Directors are set out in Articles 3 and 12, transcribed below:

Art. 3. The Board of Directors’ Composition and organizational structure

1. Within the maximum and minimum limits prescribed in Art. 31 of the current Articles of Association, and without prejudice to the shareholders’ power to put forward proposals, the Board of Directors shall propose to the General Shareholders Meeting the number of Directors it considers appropriate in terms of the Company’s interests at any given time. The Shareholders Meeting shall be responsible for determining the number of Directors.

2. The existence of at least three categories of Directors shall be respected in both the proposals put before the General Shareholders Meeting by the Board of Directors and the resolutions adopted by the Board in cases of co-option:

a) Executive Directors, having executive powers and functions in the Company’s Top Management. They shall not exceed 3 in number.

b) Institutional Outside Directors, appointed by the holders of stable major holdings in the Company’s capital which represent a strategic value for the Company.

c) Independent Outside Directors, not falling into the previous two categories, who meet the requirements prescribed in Art. 12 of these Regulations.

Art. 12. Designation of Independent Outside Directors

The following persons may not be nominated or designated as independent outside Directors:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

- Persons who have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with the Company, its officers, the Executive Directors, the dominical Directors, or Group companies whose equity interests they represent, lending institutions which provide significant volumes of financing to the Company, or organizations that receive significant subsidies from the Company.

- Persons who are Directors of another publicly traded company which has dominical Directors on the Company’s Board.

- Persons who are close relatives by blood or marriage of any of the Executive or dominical Directors or of any members of the Company’s Top Management.

If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee’s report; said decision shall be reflected in the Annual Report.

B.1.5.	Indicate the powers delegated to the Managing Director(s), if any:

Name of Director	Brief description

B.1.6.	Name the Board members, if any, who are also directors or executives of other companies in the same group as the listed company:

Name of Director	Name of group company	Position
ANTONIO BRUFAU NIUBÓ	YPF, S.A.	CHAIRMAN

B.1.7.	Name the company directors, if any, who are on the Boards of non-group companies listed on Spanish stock exchanges, insofar as the company has been notified:

Name of Director	Listed Company	Position
ANTONIO BRUFAU NIUBÓ	GAS NATURAL SDG, S.A.	VICE-CHAIRMAN
LUIS FERNANDO DEL RIVERO ASENSIO	SACYR VALLEHERMOSO, S.A.	CHAIRMAN
LUIS FERNANDO DEL RIVERO ASENSIO	TESTA INMUEBLES EN RENTA, S.A.	DIRECTOR
LUIS FERNANDO DEL RIVERO ASENSIO	EUROPISTAS, S.A.	DIRECTOR
JAVIER ECHENIQUE LANDIRIBAR	ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS (ACS), S.A.	DIRECTOR
JAVIER ECHENIQUE LANDIRIBAR	URALITA, S.A.	DIRECTOR
JAVIER ECHENIQUE LANDIRIBAR	GRUPO EMPRESARIAL ENCE, S.A.	DIRECTOR
JORGE MERCADER MIRÓ	SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A.	CHAIRMAN
JORGE MERCADER MIRÓ	MIQUEL Y COSTAS Y MIQUEL, S.A.	CHAIRMAN
LUIS SUÁREZ DE LEZO MANTILLA	COMPAÑÍA LOGÍSTICA DE HIDROCARBUROS, S.A. (CLH)	DIRECTOR

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.8.	Complete the following tables on the aggregate directors’ remuneration accrued during the year:

a) In the Company issuing this report:

Remuneration	Thousand euro
Fixed remuneration	6,626
Variable remuneration	230
Attendance fees	0
Statutory payments	0
Stock options and/or other financial instruments	0
Others	56
Total:	6,912

Other Benefits	Thousand euro
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	2,305
Pension Plans and Funds: Obligations contracted	0
Life assurance premiums	183
Garantees furnished by the company for directors	0

b) For company directors who are on other Boards and/or in the top management of group companies:

Remuneration	Thousand euro
Fixed remuneration	370
Variable remuneration	0
Attendance fees	0
Statutory payments	0
Stock options and/or other financial instruments	0
Others	0
Total:	370

Other Benefits	Thousand euro
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	0
Pension Plans and Funds: Obligations contracted	0
Life assurance premiums	0
Garantees furnished by the company for directors	0

c) Total remuneration by type of director:

Types of Directors	Company	Group companies
Executive	3,626	370
Institutional outside directors	1,009	0
Independent outside directors	2,277	0
Other outside directors	0	0
Total:	6,912	370

d) Regarding profit attributed to the controlling company:

Total directors’ remuneration (thousand euro)	7,282
Total directors’ remuneration / profit attributed to parent company (%)	0.233

Translation of the original in Spanish.

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B.1.9.	Name the members of top management who are not executive directors and indicate the aggregate remuneration accrued in their favour during the year:

Name	Position
ENRIQUE LOCUTURA RUPÉREZ	EXECUTIVE DIRECTOR OF ARGENTINA, BRAZIL & BOLIVIA
FERNANDO RAMÍREZ MAZARREDO	GROUP MANAGING DIRECTOR OF FINANCE AND CORPORATE SERVICES
JAUME GIRÓ RIBAS	GROUP MANAGING DIRECTOR OF COMMUNICATION AND HEAD OF THE CHAIRMAN’S OFFICE
JESÚS FERNÁNDEZ DE LA VEGA SANZ	GROUP MANAGING DIRECTOR OF HUMAN RESOURCES
MIGUEL MARTÍNEZ SAN MARTÍN	GROUP MANAGING DIRECTOR OF CONTROL AND CORPORATE DEVELOPMENT
NEMESIO FERNÁNDEZ-CUESTA LUCA DE TENA	EXECUTIVE DIRECTOR OF UPSTREAM
PEDRO FERNÁNDEZ FRIAL	EXECUTIVE DIRECTOR OF DOWNSTREAM
LUIS MAÑAS ANTÓN	CORPORATE FINANCE DIRECTOR
CRISTINA SANZ MENDIOLA	CORPORATE RESOURCES DIRECTOR

Total remuneration top management (thousand euro)	7,216

B.1.10.	Indicate globally whether any golden handshake clauses have been established for the top management, including Executive Directors, of the company or its group in the event of dismissal or change of ownership. State whether these contracts have to be notified to and/or approved by the governing bodies of the company/group companies:

Number of beneficiaries	10

	Board of Directors	General Meeting
Body authorising the clauses	X

	YES	NO
Is the General Meeting informed on the clauses?		X

B.1.11.	Explain the process for establishing the remuneration of the Board members and the relevant articles of the Articles of Association.

Article 45 of the Repsol YPF, S.A. Articles of Association provides as follows:

Article 45.—Remuneration of the Administrators

Directors, in their position as members of the Board of Directors and due to their carrying out the function of supervision and group decision as befits this body, shall be entitled to receive from the Company an amount equivalent to 1.5% of the clear profit, which may only be allocated after attending to the requirements of the legal reserve and others that may be compulsory, and of providing the shareholders with a dividend of at least 4%. The Board of Directors is responsible for fixing the exact amount to be paid within this limit, as well as its distribution among the various Directors, taking into account the positions held by each Director on the Board and its committees. The Company is authorised to make advance payments on account of future participation in profits.

Directors may be additionally remunerated by means of granting company

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shares, share options or other securities giving the right to obtain shares, or through remunerative systems linked to the stock market value of the shares. The application of these systems must be approved by the General Shareholders’ Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be given to each Director, the exercise price of any option rights, the period the agreed system should last and as many conditions as deemed appropriate.

The payments established by this article shall be compatible with and independent of the salary, remuneration, termination compensation, pension or compensation of any kind established for those members of the Board of Directors who carry out executive functions, whatever the nature of their relationship with the Company, be it employment (common or special of top management), commercial or for the provision of services. Information regarding these remunerations shall be disclosed in the Annual Report and in the Annual Report on Corporate Governance.

The Company may take out an insurance policy covering civil liability for the Directors and members of the management team.

Articles 22 and 31 of the Regulations of the Board of Repsol YPF, S.A. also provide as follows with regard to directors’ remuneration:

Art. 22. Directors’ compensation

1. The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Articles of Association, following examination of the Nomination and Compensation Committee’s report as prescribed in Article 31 of these Regulations.

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Articles of Association to that end. Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2. Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation. The compensation owed the Executive Directors for the performance of their managerial functions in the Company shall be shown as a component of the information on compensation and costs for the Company’s Top Management included in aggregate form in the Annual Report.

3. The dominical and independent outside Directors shall in all cases be excluded from the Company-funded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.

Article 31. The Nomination and Compensation Committee

3. The Nomination and Compensation Committee has the functions of proposing or reporting to the Board of Directors on appointments and compensation, and in particular, those of proposing the compensation for the Chairman; reporting on the appointments of Top Company Managers and the general compensation and incentive policy for said Top Managers; reporting on Directors’ compensation for the intents and purposes of these Regulations; and in general, proposing and reporting on any other issues

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relating to the foregoing which may be requested by the Chairman or the Board of Directors. The Committee must have access to information on the adoption of guarantee or “protection” clauses applicable in the event of dismissals or changes of control that protect the members of the Company’s Top Management; they must be approved by the Board when their terms are more generous than those prevailing in the market.

4. To propose the system of compensation for Board members, the Committee shall focus on the responsibility, dedication, and incompatibilities demanded of the Directors, and shall determine the extent and amount of the Chairman’s compensation, rights, and economic compensation.

Finally, the Regulations of the Nomination and Compensation Committee contemplate, in Article 6.2., that this Committee shall propose the system of directors’ remuneration to the Board, assessing the responsibility, dedication and incompatibilities required of directors, and propose the remuneration system for the Chairman, specifying the extent and amount of his remunerations, rights and economic compensations.

B.1.12.	Name any Board members who are also directors or executives of companies holding significant interests in the listed company and/or companies in its group:

Name of director	Name of significant shareholder	Position
LUIS FERNANDO DEL RIVERO ASENSIO	SACYR VALLEHERMOSO, S.A.	CHAIRMAN
LUIS FERNANDO DEL RIVERO ASENSIO	SACYR VALLEHERMOSO PARTICIPACIONES MOBILIARIAS, S.L.	SOLE DIRECTOR
RICARDO FORNESA RIBÓ	CAJA DE AHORROS Y PENSIONES DE BARCELONA	CHAIRMAN
JORGE MERCADER MIRÓ	CAJA DE AHORROS Y PENSIONES DE BARCELONA	2nd VICE-CHAIRMAN
JORGE MERCADER MIRÓ	CAIXA HOLDING, S.A.	DIRECTOR

Describe any significant relationships other than those contemplated in the previous section between board members and significant shareholders and/or companies in their group:

Name of director	Name of significant shareholder	Description of relationship
JUAN ABELLÓ GALLO	SACYR VALLEHERMOSO, S.A.	REPRESENTATIVE OF SOCIEDAD NUEVA COMPAÑÍA DE INVERSIONES, S.A. IN THE POSITION OF 2nd VICE-CHAIRMAN OF SACYR VALLEHERMOSO, S.A.
JUAN ABELLÓ GALLO	SACYR VALLEHERMOSO, S.A.	INDIRECT HOLDER OF 10.001 % OF THE CAPITAL OF SACYR VALLEHERMOSO, S.A. THROUGH TORREAL, S.A.
LUIS FERNANDO DEL RIVERO ASENSIO	SACYR VALLEHERMOSO, S.A.	INDIRECT HOLDER OF 13.747% OF THE CAPITAL OF SACYR VALLEHERMOSO, S.A. THROUGH ACTIVIDADES INMOBILIARIAS Y AGRÍCOLAS, S.A. AND RIMEFOR NUEVO MILENIO, S.A.

Translation of the original in Spanish.

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B.1.13.	Describe any modifications to the Regulations of the Board made during the year.

On 26 April 2006, the Board of Repsol YPF, S.A. resolved to amend Articles 3 and 23 of its Regulations to update the references made therein to articles of the Articles of Association.

The CNMV was informed of this amendment in a letter dated 11 May 2006 and entered in the Trade Register. The Board also informed the Repsol YPF, S.A. shareholders of the amendment at the Annual General Meeting of Shareholders held on 16 June 2006.

Furthermore, the Annual General Meeting of Shareholders, held on 16 June 2006, was informed of the amendment of Article 5 of the Regulations of the Board of Directors approved by the Board on 29 June 2005. The purpose of this amendment was to raise the minimum limit for requiring approval by the Delegate Committee of investments and disinvestments, from 6 to 15 million euro.

The Regulations of the Board are available on the company’s web site (www.repsolypf.com).

B.1.14.	Describe the procedures for appointment, re-election, assessment and removal of directors. Indicate the competent bodies, the formalities and the criteria to be followed in each of these procedures.

Appointment:

Board members shall be appointed by the General Meeting, without prejudice to the right of the Board to nominate shareholders to fill any vacancies that may arise up to the next succeeding General Meeting.

No-one who is affected by the prohibitions established in section 124 of the Joint Stock Companies Act or who is incompatible under prevailing legislation, particularly under the Senior Central Government Positions (Incompatibilities) Act 5/2006 of 10 April and the Senior Positions in the Madrid Regional Government (Incompatibilities) Act 14/1995 of 21 April, may be a director or hold any senior position in the company.

Directors shall be persons who, apart from meeting the requirements stipulated for the position in the law and the Articles of Association, have recognised prestige and sufficient professional experience and expertise to perform their duties as such.

Independent outside directors, or candidates, may not:

—Have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with the Company, its officers, the Executive Directors, the dominical Directors, or Group companies whose equity interests they represent, lending institutions which provide significant volumes of financing to the Company, or organizations that receive significant subsidies from the Company.

—Be Directors of another publicly traded company which has dominical Directors on the Company’s Board.

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—Be close relatives by blood or marriage of any of the Executive or dominical Directors or of any members of the Company’s Top Management.

If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee’s report; said decision shall be reflected in the Annual Report.

The Nomination and Compensation Committee, consisting exclusively of non-executive directors, shall assess the qualifications of all persons put forward as candidates for Board members, considering the personal and professional qualities of the candidates. The Committee shall issue a specific report for the Board in this regard.

Any director affected by proposals for appointment, re-election or removal shall abstain in the discussions and voting on those issues.

Re-election:

Directors shall hold office during the time for which they are appointed by the General Meeting, pursuant to the Articles of Association, or if appointed by cooptation, for the remaining duration of the term corresponding to the director whose vacancy they fill, unless the General Meeting indicates a longer term when ratifying their appointment.

Directors shall be appointed for a maximum term of four years, after which they shall be eligible for re-election for one or several periods with an equal maximum duration.

Directors appointed by cooptation shall remain in office up to the first General Meeting following their appointment.

The Nomination and Compensation Committee, responsible for assessing the quality and dedication of the directors proposed earlier shall necessarily issue a report on the proposed re-election of directors that the Board plans to put to the General Meeting.

Retirement:

Directors shall retire from office upon expiry of the term for which they were appointed, unless re-elected.

Directors shall also tender their resignations and step down in any of the circumstances defined in the following point.

B.1.15.	Indicate the events in which directors are obliged to retire.

Directors shall tender their resignations and step down from the Board, should the latter consider this appropriate, in the following events:

—When executive directors cease to hold the executive positions outside the Board to which their appointment as director was linked.

—If they fall into circumstances of incompatibility or disqualification contemplated in law.

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—If they receive a serious warning from the Audit and Control Committee for defaulting their obligations as directors.

B.1.16.	Explain whether the Chairman of the Board is the Chief Executive Officer of the company. If so, state what measures have been adopted to limit the risks of one single person accumulating powers:

YES  ☒            NO  ☐

According to Article 23 of the Regulations of the Board of Repsol YPF, S.A. the Chairman of the Board shall be the Chief Executive Officer of the Company.

This article also stipulates that the Chairman of the Board shall act at all times in accordance with the decisions and criteria established by the General Meeting and the Board.

Article 4.3 of the Regulations of the Board reserves the following duties and powers to this corporate body:

“The Board of Directors is empowered, within the limits prescribed by the law and the Articles of Association or those expressly stipulated in these Regulations, to appoint Directors in the event of vacancies until the next Shareholders Meeting is held; accept Directors’ resignations; designate and remove the Chairman, Vice-Chairmen, Secretary, and Assistant Secretary of the Board; delegate powers to any of its members, upon the terms prescribed in the Law and the Articles of Association, and revoke said delegations; appoint and remove the Directors who are to comprise the different Committees provided for in these Regulations; draw up the annual accounts and submit them to the Shareholders Meeting; submit the reports, including an Annual Report on Corporate Governance, and draft resolutions which must, pursuant to the Law and the Articles of Association, be drafted by the Board of Directors for discussion and approval by the Shareholders Meeting; determine the Company’s economic objectives and approve, at the Top Management’s behest, the strategies, plans, and policies for their achievement, with the performance of said activities being subject to its control; approve acquisitions and dispositions of assets belonging to the Company or its subsidiaries which are especially material for any reason; determine its own organization and operation, as well as that of the Company’s Top Management, and in particular, amend these Regulations; exercise the powers conferred on the Board of Directors by the Shareholders Meeting – which may only delegate if that is expressly provided for in the Shareholders Meeting resolution – and carry out the remaining powers conferred upon it by these Regulations.”

Similarly, Article 5 of the Regulations of the Board requires a prior decision by this body for the following issues:

1. Submission of the Annual Accounts and Annual Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2. Approval of the Group’s Strategic Plan and its annual Budgets.

3. Incorporation of new companies or equity holdings in existing companies when they imply a permanent investment exceeding six million euros by the Repsol YPF Group or in an activity other than the Company’s principal activity. In all other cases, the first paragraph of point Nº 6 of this article shall apply. Exceptionally, investments in the

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incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s Annual Budgets and Strategic Plan shall be determined by the Chairman.

4. Mergers, absorptions, spin-offs, or concentrations in which any Companies in which REPSOL YPF, S.A. holds a direct stake is interested.

5. Disposition of corporate equity holdings or of other fixed assets whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the dispositions it has authorized to the Board at its first meeting thereafter.

6. Approval of investment projects whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investment projects is vested in the Chairman, following deliberation of the Executive Committee if appropriate:

- Those for exploration or development of oil fields when said functions are carried out in fulfilment of undertakings stemming from contracts, concessions, or licenses.

- Those undertaken in fulfilment of legal provisions obligating the company concerned, regarding environmental protection, security of physical facilities, product specifications, or similar subjects.

- Those for which sufficiently detailed provision has been made in the Group’s Annual Budgets and Strategic Plan.

In the above cases, approval of investments when they exceed the quantitative limits prescribed in the first paragraph of this number shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7. Issuance in series of promissory notes, obligations, or similar securities by REPSOL YPF, S.A. or its majority-owned or controlled subsidiaries.

8. Granting of bonds or surety ships to secure obligations of entities not controlled by the Group.

9. Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to REPSOL YPF, S.A. or Group Companies, provided they are economically material.

10. Incorporation, investment, and supervision of the management of personnel pension plans and any other undertakings toward the personnel which impose long-term financial obligations on the Company.

11. Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the REPSOL YPF Group.

The Chairman, or in his absence, the Vice-Chairmen, shall carry out the Board’s resolutions or decisions in conformity with this article, reporting authorization or approval in accordance with the applicable terms or imparting instructions for the actions required by said resolutions or decisions.

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Apart from the foregoing, the Chairman of the Board shall receive the reports and proposals submitted by the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee, respectively, on the matters within their competence. To ensure the utmost guarantee, all the members of these committees are non-executive directors.

B.1.17.	Are special majorities differing from those stipulated in law required for any type of decision?:

YES  ☐            NO  ☒

Explain how resolutions are adopted on the Board, indicating at least the quorum and the majorities required for adopting resolutions:

Adoption of resolutions

Description of resolution	Quorum	Majority required
For all types of resolution	Board meetings shall be quorate when attended, in person or by proxy, by one-half plus one of its members, except when held as a general consent meeting, in which case the attendance of all the members shall be required.	Resolutions shall be adopted by absolute majority of the votes cast by directors attending or represented and, in the event of a tie, the Chairman or acting chairman shall have the casting vote. The permanent delegation of any of the Board’s powers to the Delegate Committee or Managing Director and the appointment of the persons who are to hold those positions shall require a special resolution approved by two-thirds of the Board members. Written resolutions, without meetings, shall only be acceptable if no directors object to this procedure and provided the requirements established in the Trade Registry Regulations are met.

B.1.18.	Are there any specific requirements, other than those established for directors, to be appointed Chairman.

YES  ☐            NO  ☒

Description of requirements

B.1.19.	Indicate whether the Chairman has casting vote

YES  ☒            NO  ☐

Matters in which there is a casting vote
According to Article 36 of the Articles of Association, save where greater majorities have been specifically established, resolutions of the Board shall be approved by the absolute majority of directors attending, and in the event of a tie, the Chairman or acting chairman shall have the casting vote.

Translation of the original in Spanish.

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B.1.20.	Indicate whether the Articles of Association or the board regulations establish any age limit for directors:

YES  ☐            NO  ☒

Age limit Chairman
Age limit Managing Director
Age limit Director

B.1.21.	Indicate whether the Articles of Association or the boar regulations establish any limit on the term of office for independent directors:

YES  ☐            NO  ☒

Maximum term of office	0

B.1.22.	Indicate whether there are any formal processes for proxy voting in the board of directors. If so, briefly describe these.

Without prejudice to the directors’ duty to attend the meetings of the bodies they belong to, or if they are unable, for justified reasons, to attend the meetings to which they have been called, to issue the appropriate instructions to the director who is to represent them, if any, each Board member may grant a proxy to another member, with no limit on the number of proxies that may be held by any director for attendance of Board meetings.

Absent directors may grant proxies by any written means, including telegram, telex or telefax addressed to the Chairman.

B.1.23.	State the number of meetings held by the Board of Directors during the year, indicating, if appropriate, how many times the Board has met without the Chairman:

Number of Board meetings	12
Number of Board meetings held without the Chairman	0

Number of meetings held by the different Committees of the Board:

Number of meetings of the Delegate Committee	4
Number of meetings of the Audit Committee	25
Number of meetings of the Nomination and Compensation Committee	7
Number of meetings of the Strategy and Investment Committee	1
Number of meetings of the Committee	0

B.1.24.	Indicate whether the individual and consolidated annual accounts presented for Board for approval are previously certified:

YES  ☒            NO  ☐

Translation of the original in Spanish.

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If appropriate, name the person(s) who certify the individual or consolidated annual accounts of the company before they are approved by the Board:

Name	Position
ANTONIO BRUFAU NIUBÓ	CHAIRMAN
FERNANDO RAMÍREZ MAZARREDO	GROUP MANAGING DIRECTOR OF FINANCE AND CORPORATE SERVICES

B.1.25.	Explain the mechanisms, if any, established by the Board to avoid a qualified auditors’ report on the individual and consolidated accounts laid before the General Meeting.

The Audit and Control Committee, set up on 27 February 1995, is intended to support the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls and the independence of the external auditors, as well as supervising the internal audit department, and checking compliance with all the legal provisions and internal regulations applicable to the company.

This Committee has the following duties, among others:

- Supervise the sufficiency, adequacy and effective functioning of the internal control systems, on the one hand, ensuring that the individual and consolidated financial statements of the company and its group set out in annual, half-year and quarterly reports are correct, reliable, sufficient and clear and, on the other, guaranteeing whatever accounting or financial information may be required by the Comisión Nacional del Mercado de Valores (CNMV) or other regulatory bodies, including any corresponding to other countries in which the Group operates.

- Analyse prior to their submission to the Board the individual and consolidated financial statements of the company and its Group set out in annual, half-year and quarterly reports with the necessary requirements to see that they are correct, reliable, sufficient and clear, with all the necessary information, at whatever level of aggregation it may deem appropriate, for which purpose it will receive the necessary support from the Group management, especially the Finance Department and External Auditor. In particular it shall see that the annual accounts to be submitted to the Board for the latter body to officially draw up are certified by the Chairman, the Managing Director or Directors, if any, and the Chief Financial Officer (CFO) on the terms required by the internal or external legislation applicable from time to time.

- Consider any material situations requiring adjustments and that might be detected during the external audit, considering such situations to be any that may, individually or as a whole, cause a significant, material impact on or damage to the net worth, profits or reputation of the Group, to be assessed at the discretion of the external auditors. In case of doubt, the auditors shall opt to notify the Chairman of the Committee.

- Assess the need to adapt the Annual Accounts drawn up to the qualifications or objections expressed by the company’s auditors and submit the corresponding proposal to the Board, for the latter to make a well-informed decision.

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For this purpose, the members of the Audit and Control Committee shall have sufficient dedication, capacity and experience to be able to perform their duties and the Chairman of the Committee shall be experienced in business management and familiar with accounting procedures. At least one of the members shall have the financial experience required by the sector regulating bodies.

B.1.26.	Describe the measures adopted to ensure that information disclosed to the securities markets is transmitted fairly and symmetrically.

There are several provisions among the Regulations of Corporate Governance approved by Repsol YPF, S.A. intended to ensure that the information distributed on the Securities Markets is fair and symmetrical. Among others, these provisions include the following: the Regulations of the Board, the Ethics and Conduct Regulation for Repsol YPF Employees, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market, and finally, the Regulations of the Disclosure Committee (Comité Interno de Transparencia).

More specifically Art. 6.4 of the Regulations of the Board of Repsol YPF, S.A. stipulates that the information offered by the company to shareholders and other players on the financial markets must be complete, correct, fair, balanced and timely.

Furthermore, the Regulations of the Disclosure Committee (“Comité Interno de Transparencia”) establishes that this Committee shall be responsible for revising and evaluating the accuracy, reliability, sufficiency and clarity of all information contained in documents destined for public release by Repsol YPF, including, in particular, communications made to the CNMV, the SEC, the CNV and the other regulators and supervisory bodies of the stock markets on which shares in Repsol YPF, S.A. are listed.

The Regulations of the Board of Repsol YPF, S.A. further provide that the Board shall take such measures and actions as may be necessary to guarantee the company’s transparency on the financial markets, encourage correct price formation for the shares in the company and its subsidiaries, supervise the regular financial reporting and perform whatsoever other duties as may be imposed by virtue of being a listed company.

Pursuant to Art. 6 of this Regulations, the Board shall apply the principle of equal treatment in its relations with shareholders, create adequate mechanisms to receive their proposals concerning corporate management, organise meetings to inform on the development of the company and its group and open whatever channels may be necessary to secure a regular exchange of information with committees or groups of shareholders.

The Audit and Control Committee shall also oversight compliance with national and international legal provisions in matters related with market conduct and see that the reporting requirements and actions stipulated by the competent authorities on these matters are met in due time and form.

Likewise, the Disclosure Committee shall know and carry out a monitoring of the general rules and the voluntary principles of performance that can be enact or make public in relation to the Corporation Laws, in special the

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listed ones, and its good governance; assessing the way in which they affect to the Company, and proposing to the Chief Executive Officer and the Chief Financial Officer, when it is advisable, the adoption and implementation of the appropriate measures.

In addition, Art. 6.7. (“Information Transparency”) of the Ethics and Conduct Regulation for Repsol YPF Employees, approved by the Board on 26 November 2003, provides that “Repsol YPF believes that information transparency is an essential principle that should govern its actions. In particular, it must be ensured that the information presented to shareholders, to the stock exchanges where its stock is listed, and to the bodies governing these markets is accurate and complete and faithfully reflects its financial situation as well as the results of its operations, and that this information complies with the deadlines and other requisites set out in the regulations and general principles governing stock markets and good governance that the Company has agreed to abide by.

The principle of transparent and accurate information will also apply to internal communications.

Repsol YPF employees agree to provide accurate internal and external information. Under no circumstances will the information that is provided be incorrect, incomplete or inaccurate or lead to confusion in those receiving such information.”

Finally, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market contains other rules that are likewise intended to see that the information disclosed to the Securities Markets is fair and balanced. According to Art. 5.2., Repsol YPF, S.A. undertakes to provide the market promptly, through a notification sent to the Comisión Nacional del Mercado de Valores (CNMV), all important information on the company. All these notifications of significant information shall be available on the Repsol YPF, S.A. web site (www.repsolypf.com). The Code also expressly establishes, apart from other measures, that all persons within its subjective scope of application shall abstain from the preparation or performance of practices that distort the free price formation.

B.1.27.	Is the Secretary of the Board a Director?

YES  ☒            NO  ☐

B.1.28.	Describe any mechanisms established by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

One of the powers of the Audit and Control Committee contemplated in Article 39 of the Articles of Association is that of receiving information on any issues that may jeopardise the independence of the external auditors.

In development of this provision of the Articles of Association, the Regulations of the Audit and Control Committee establish, as one of its duties, ensuring the independence of the External Auditors, in two ways:

Translation of the original in Spanish.

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a) Avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and

b) Establishing and overseeing any incompatibilities between auditing and consultancy services and any others. The external auditors may only undertake work other than auditing for the company in the cases stipulated in law.

According to these duties, the Audit and Control Committee agreed on a procedure to approve previously all the services, be they auditing or not, provided by the External Auditor, whatever their extent, scope and nature. This procedure is regulated in an Internal Rule mandatory for the whole of the Repsol YPF Group.

B.1.29.	State whether the firm of auditors does any work for the Company and/or its Group other than standard audit work and if so, declare the amount of the fees received for such work and the percentage it represents of the fees invoiced to the company and/or its group

YES  ☒    NO  ☐

	Company	Group	Total
Cost of work other than auditing (thousands of euro)	767,468	746,405	1,513,873
Cost of work other than auditing / Total amount invoiced by the auditors (%)	23.725	14.493	18.054

B.1.30.	State the number of years in succession that the current firm of auditors has been auditing the annual accounts of the company and/or its group. Indicate the ratio of the number of years audited by the current auditors to the total number of years that the annual accounts have been audited:

	Company	Group
Number of years in succession	16	16

	Company	Group
Number of years audited by current auditors / Number of years that the company has been audited (%)	100.000	100.000

B.1.31.	Indicate the company board members’ shareholdings, reported to the company, in companies engaging in the same or similar activities as those within the company’s or group’s scope of business. Indicate the positions or duties in these companies:

Name of director	Name of company	% stake	Position or duties
ANTONIO BRUFAU NIUBÓ	GAS NATURAL SDG, S.A.	0.007	VICE-CHAIRMAN OF THE BOARD
ANTONIO BRUFAU NIUBÓ	SUEZ, S.A.	0.000	DIRECTOR
HENRI PHILIPPE REICHSTUL	ASHMORE ENERGY INTERNATIONAL	0.000	DIRECTOR
LUIS SUÁREZ DE LEZO MANTILLA	GAS NATURAL SDG, S.A.	0.002	NONE
LUIS SUÁREZ DE LEZO MANTILLA	ENDESA, S.A.	0.000	NONE

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

LUIS SUÁREZ DE LEZO MANTILLA	COMPAÑÍA LOGÍSTICA DE HIDROCARBUROS, S.A. (CLH)	0.000	DIRECTOR

LUIS SUÁREZ DE LEZO MANTILLA	REPSOL – GAS NATURAL LNG, S.L.	0.000	DIRECTOR

B.1.32.	Indicate, with details if appropriate, whether there is an established procedure for directors to receive external advice:

YES  ☒    NO  ☐

Details of procedure

The Regulations of the Board of Repsol YPF, S.A. expressly recognise the directors’ right to advisory services. Article 21 provides as follows:

—The Directors shall likewise have the power to propose to the Board, by majority vote, the retention at the Company’s expense of legal counsel, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions.

—Said proposals must be submitted to the President of the Company through the Board’s Secretary. The Board of Directors may veto their approval on the grounds that they are unnecessary to the performance of the assigned functions, or that the number is disproportionate to the importance of the problem and to the Company’s assets and income, or that the technical assistance in question could be adequately provided by experts within the Company.

Furthermore, the Regulations of the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee establish that these Committees may, in order to secure the best performance of their duties, obtain advising from lawyers or other independent professionals, in which case the Secretary of the Board shall, at the request of the Chairman of the Committee, take whatever action may be necessary to engage the services of such lawyers or other professionals, which shall be provided directly to the corresponding Committee.

B.1.33.	Indicate, with details if appropriate, whether there is an established procedure for directors to obtain sufficiently in advance any information they may need to prepare the meetings of the governing bodies:

YES  ☒    NO  ☐

Details of procedure

The Regulations of the Board of Repsol YPF, S.A. establish that the notice of call to Board meetings shall be sent to each director at least 48 hours prior to the date specified for the meeting, and shall include the agenda.

The Regulations of the Board of Repsol YPF, S.A. contemplate procedures to ensure that directors have the necessary information sufficiently in advance to prepare Board meetings. In this regard, Article 21 provides as follows:

The Directors shall have access to all the Company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions. The right to information extends to the subsidiaries, whether national or foreign, and shall be channelled through the Chairman or the Secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

The Company shall place all the Company’s information on the issues included in the Agenda at the Directors’ disposal, from the time each Board meeting is called and in an office set aside for that purpose, so that the Directors may examine it with no limitation whatsoever and with the aid of the appropriate personnel they may require.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.34.	Indicate whether any insurance policy covers company directors’ liability:

YES  ☒    NO  ☐

B.2.	Board of Directors’ Committees

B.2.1.	List the governing bodies:

Name of body	Number of members	Duties
BOARD OF DIRECTORS	14	GOVERN, DIRECT AND ADMINISTER THE BUSINESS AND INTERESTS OF THE COMPANY IN ALL ASPECTS NOT ESPECIALLY RESERVED BY LAW TO THE COMPETENCE OF THE GENERAL MEETING.

DELEGATE COMMITTEE	8	ALL THE POWERS OF THE BOARD, EXCEPT THOSE WHICH MAY NOT BE DELEGATED, BY LAW OR THE ARTICLES OF ASSOCIATION.

AUDIT AND CONTROL COMMITTEE	3

AMONG OTHERS CONTEMPLATED IN ITS SPECIFIC REGULATIONS, THE ARTICLES OF ASSOCIATION ESPECIALLY COMMEND THE FOLLOWING DUTIES TO THIS COMMITTEE:

1. INFORM THE GENERAL MEETING ON ANY ISSUES RAISED BY SHAREHOLDERS FALLING WITHIN ITS COMPETENCE.

2. SUBMIT A PROPOSAL TO THE BOARD, TO BE PUT IN TURN TO THE GENERAL MEETING, REGARDING THE APPOINTMENT OF EXTERNAL AUDITORS.

3. SUPERVISE THE INTERNAL AUDIT SERVICES.

4. BE INFORMED ON THE FINANCIAL REPORTING PROCESS AND INTERNAL CONTROL SYSTEMS OF THE COMPANY.

5. CONTACT THE EXTERNAL AUDITORS TO RECEIVE INFORMATION ON ANY ISSUES THAT COULD JEOPARDISE THEIR INDEPENDENCE AND ANY OTHER ISSUES RELATING TO THE AUDITING OF ACCOUNTS, AND FOR ALL OTHER COMMUNICATIONS STIPULATED IN PREVAILING AUDITING PRINCIPLES AND STANDARDS.

6. WHATSOEVER OTHER SPECIFIC OR GENERAL REPORTS AND PROPOSALS COMMISSIONED BY THE BOARD.

NOMINATION AND COMPENSATION COMMITTEE	2	PROPOSALS AND REPORTS TO THE BOARD ON THE APPOINTMENT AND REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

STRATEGY, INVESTMENT AND COMPETITION COMMITTEE	3	PROPOSALS AND REPORTS TO THE BOARD AND ITS DELEGATE COMMITTEE ON IMPORTANT STRATEGIC DECISIONS OF THE GROUP AND ON INVESTMENTS OR DIVESTMENTS OVER A GIVEN VALUE, ESPECIALLY CONSIDERING THE REQUIREMENTS AND PRINCIPLES OF COMPETITION, BEING INFORMED ON ALL ACTIONS OF WHATSOEVER NATURE IN THIS RESPECT.

B.2.2.	List all Board of Directors Committees and their members:

DELEGATE COMMITTEE

Name	Position
ANTONIO BRUFAU NIUBÓ	CHAIRMAN
RICARDO FORNESA RIBÓ	MEMBER
JAVIER ECHENIQUE LANDIRIBAR	MEMBER
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	MEMBER
JORGE MERCADER MIRÓ	MEMBER
PEMEX INTERNACIONAL ESPAÑA, S.A.	MEMBER
HENRI PHILIPPE REICHSTUL	MEMBER
LUIS SUÁREZ DE LEZO MANTILLA	MEMBER-SECRETARY

AUDIT AND CONTROL COMMITTEE

Name	Position
PAULINA BEATO BLANCO	CHAIRMAN
IGNACIO BAYÓN MARINÉ	MEMBER
CARMELO DE LAS MORENAS LÓPEZ	MEMBER

NOMINATION AND COMPENSATION COMMITTEE

Name	Position
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	CHAIRMAN
ARTUR CARULLA FONT	MEMBER

STRATEGY, INVESTMENT AND COMPETITION COMMITTEE

Name	Position
PEMEX INTERNACIONAL ESPAÑA, S.A.	CHAIRMAN
DON JORGE MERCADER MIRÓ	MEMBER
DON JAVIER ECHENIQUE LANDIRIBAR	MEMBER

B.2.3.	Describe the rules of organisation and procedure and the responsibilities attributed to each Committee.

Delegate Committee:

The Delegate Committee consists of the Chairman of the Board and up to a maximum of seven directors from all the existing categories. Its members shall be appointed with a majority of at least two-thirds of the current Board members.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

All the powers of the Board are permenantly delegated to the Delegate Committee, except those that may not be lawfully delegated and those considered as such by the Board of Directors’ Regulations.

The Chairman of the Delegate Committee shall be the Chairman of the Board and the Secretary shall be the Secretary of the Board, who may be assisted by the Vice-Secretary.

Whenever the business is sufficiently important, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision thereon. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board.

The Secretary shall draw up the minutes indicating the resolutions adopted thereat, reporting to the Board at the following meeting of this body. Four meetings were held in 2006.

Audit and Control Committee:

The Audit and Control Committee consists of at least three directors appointed by the Board for four years. Executive directors may not sit on this Committee.

This Committee, set up on 27 February 1995, supports the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls, supervision of the systems for recording and controlling the company’s hydrocarbon reserves, the internal audit department and the independence of the external auditors, as well as checking compliance with all the legal provisions and internal regulations applicable to the company. This Committee is competent to submit proposals to the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It shall also inform the General Meeting, through its Chairman, on any issues raised by shareholders regarding matters within its competence.

Its duties shall also include knowing and guiding the company’s environmental and safety policies and objectives and drawing up an Annual Report on its activities, on which it shall report to the Board.

The Committee shall appoint one of its members to be Chairman; the Secretary shall be the Secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman, to perform the duties commissioned to it, although an annual calendar of meetings shall be drawn up before the end of each year for the following year, as well as an Action Plan for each year, informing the Board accordingly. In any case, meetings shall be called whenever so requested by any two of its members. Twenty-five meetings were held in 2006.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Secretary shall draw up minutes of each meeting, which shall be approved at the end of the meeting or at the next meeting, subsequently reporting to the Board.

Nomination and Compensation Committee:

The Nomination and Compensation Committee consists of at least three non-executive directors appointed by the Board for four years.

This Committee, which was set up on 27 February 1995, has the duties of proposing and reporting to the Board on the selection and removal of directors, appointments and remuneration, especially the remuneration of the Chairman, reporting on the appointment of senior managements and on the senior managements pay and incentives general policy; reporting on directors’ remuneration, and, in general, submitting proposals and reports on any other related business requested by the Chairman or the Board.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet whenever the Board or Chairman of the Board requests reports or proposals within the scope of its duties, and whenever called by the Chairman of the Committee, requested by two Committee members or when reports are required to be able to adopt the corresponding resolutions. Seven meetings were held in 2006.

The Secretary of the Committee shall issue minutes of each meeting, to be approved at the end of the same meeting or at the next meeting.

Strategy, Investment and Competition Committee:

This Committee consists of at least 3 directors appointed by the Board for four years.

This Committee, set up on 25 September 2002, shall propose and report to the Board on any important strategic decisions of the Repsol YPF, S.A. Group and any investments and disinvestments in assets of which the Board should be informed by virtue of their amount. It shall also see provisions and principles of competition laws are observed and inform the Board thereon.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman of the Committee, to perform the duties commissioned to it. In any case, meetings shall be called whenever so requested by any two of its members. One meeting was held in 2006.

The Secretary of the Committee shall issue minutes of each meeting, to be approved at the end of the same meeting or at the next meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.2.4.	Indicate, where appropriate, the powers of advising, consultation and, where appropriate, delegations of each Committee:

Committee	Brief description
DELEGATE COMMITTEE	SEE B.2.1. AND B.2.3.
AUDIT AND CONTROL COMMITTEE	SEE B.2.1. AND B.2.3.
NOMINATION AND COMPENSATION COMMITTEE	SEE B.2.1. AND B.2.3.
STRATEGY, INVESTMENT AND COMPETITION COMMITTEE	SEE B.2.1. AND B.2.3.

B.2.5.	Indicate the existence, if appropriate, of regulations of the board committees, where they are available for consultation and any modifications made during the year. State whether an annual report has been issued voluntarily on the activities of each Committee.

The Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee each have their own Regulations, all approved by the Board of Directors of Repsol YPF, S.A. on 26 March 2003.

The Regulations of the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee may be consulted by any interested parties on the company’s web site (www.repsolypf.com).

The Audit and Control Committee has issued an Activity Report for 2006.

B.2.6.	If there is a Delegate Committee, explain the degree of delegation and autonomy it has in the exercise of its duties to adopt resolutions on the administration and management of the company.

This Committee has all the powers of the Board, except those which may not be delegated by law or the Articles of Association, and the following, which are reserved exclusively to the Board (see section B.1.16.)

B.2.7.	Does the composition of the Delegate Committee reflect the participation on the Board of the different types of Director?

YES  ☒    NO  ☐

If not, explain the composition of the Delegate Committee

B.2.8.	If there is a Nomination Committee, indicate whether all members are external directors:

YES  ☒    NO  ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

C RELATED PARTY TRANSACTIONS

C.1.	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and significant shareholders of the company:

Name of significant shareholder	Name of company or group company	Nature of the relationship	Type of transaction	Amount (thousand euro)
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Contributions to pension plans and life assurance	4,053

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Commercial	Purchases of tangible fixed assets	700

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Operating leases	64

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Collaboration agreements	531

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Financing arrangements: others	707,251

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Financing arrangements: loans	163,213

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Financial leases	70

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Corporate	Dividends and other distributed profits	20,000

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Bonds and guarantees	480,241

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest paid	5,442

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest charged	3,065

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest receivable accrued and outstanding	381

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest payable accrued and outstanding	934

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Others	2,686

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Other instruments that may involve a transfer of resources or obligations between the company and the related party	6,424,315

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Services received	2,008

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Commercial	Services received	430,194

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financing arrangements: others	833,015

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financing arrangements: loans	44,373

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Contributions to pension plans and life assurance	54,204

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financial leases	1,431

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Operating leases	671

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Management contracts	500

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Corporate	Dividends and other distributed earnings	129,901

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Bonds and guarantees	160,632

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest paid	7,532

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest charged	3,370

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest receivable accrued and outstanding	215

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest payable accrued and outstanding	1,171

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Others	2,880

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Other instruments that may involve a transfer of resources or obligations between the company and the related party	2,061,616

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Services provided	100

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Commercial	Services received	245,634

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Commercial	Sales of goods (finished or otherwise)	10

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Contractual	Financing arrangements: others	2,273

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Commercial	Purchases of goods (finished or otherwise)	1,683,378

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Corporate	Dividends and other distributed earnings	30,067

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Contractual	Interest paid	2,381

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Contractual	Others	500

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Contractual	Services provided	82,640

PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Commercial	Sales of goods (finished or otherwise)	316,500

SACYR VALLEHERMOSO, S.A.	REPSOL YPF GROUP	Contractual	Operating leases	1,300

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

SACYR VALLEHERMOSO, S.A.	REPSOL YPF GROUP	Contractual	Indemnifications	73

SACYR VALLEHERMOSO, S.A.	REPSOL YPF GROUP	Contractual	Others	19

SACYR VALLEHERMOSO, S.A.	REPSOL YPF GROUP	Comercial	Sales of goods (finished or otherwise)	1,807

C.2.	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and the directors or executives of the company:

Name of director or executive	Name of company or group company	Nature of the transaction	Type of transaction	Amount (thousand euro)
COMPANY EXECUTIVES	REPSOL YPF GROUP	CONTRACTUAL	Financing arrangements: loans	266

C.3.	List any significant transactions with other companies in the group that are not eliminated in the consolidated financial statements and which do not, by virtue of their object or terms, correspond to the normal business of the Company:

Name of group company	Brief description of the transaction	Amount (thousand euro)

C.4.	Describe any conflicts of interest of company directors, pursuant to Article 127 ter of the Joint Stock Companies Act.

C.5.	Explain the mechanisms established to detect and resolve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

The Regulations of the Board require directors to avoid conflicts of interest between themselves and their closest relatives and the company, notifying the Board whenever any such conflicts inevitably exist. Similarly, directors shall not authorise and shall, if appropriate, disclose any transactions effected by relatives or companies in which they hold a management position or have a significant interest, not subject to the conditions and controls established in the aforesaid Regulations.

Moreover, any directors affected by proposals for appointment, re-election or removal shall abstain in the discussions and votings dealing with those matters and any other issues in which they may have a personal interest. Ballots shall be secret.

Finally, directors shall tender their resignations and step down from the Board, should the latter deem fit, whenever they incur in any of the events of incompatibility or disqualification established in law.

Similarly, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market, applicable to directors, top management and the executives of certain departments and divisions with access to privileged information of the company or its group and who carry out tasks related with the Securities Market, contemplate the preclusion and solving of conflicts of interest in Articles 8.3. and 8.4., as follows:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

“To control potential conflicts of interest, all persons falling into these Regulations’ scope of application must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made and before conducting the transaction or concluding the business in question, any situation which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group.

If the person affected is a member of the Board of Directors, the conflict must be reported to the Board of Directors that, if it considers fit, will apply for the opinion of the Audit and Control Committee. In case of a doubt about the existence of a conflict of interest, the persons included in the scope of application of these Regulations must act prudently and inform the person responsible for their respective Area or the Board of Directors, as the case may be, about the specific circumstances of the case, for the appropriate consideration of the situation by the latter.

The general principle to be considered in the resolution of all kind of conflicts of interest is abstention. Therefore, persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases. In any situation of conflict of interest between the persons affected and Repsol YPF or any company within the Group, the former must act in all moments with loyalty to the Repsol YPF Group, giving preference to the interest of the Repsol YPF Group over its own interests.”

Finally, the Ethics and Conduct Regulation for Repsol YPF Employees stipulates in Article 6.4., with regard to executives, that “Repsol YPF recognizes and respects the financial and business activities of its employees that are not directly related to the activities carried out for the Company provided that these are legal and do not represent a conflict of interests with their responsibilities as Repsol YPF employees.

Repsol YPF employees should avoid any situation that could give rise to any conflict between their personal interests and those of the Company and will abstain from representing the Company, take part or influence decisions in any situation in which, the employee or any close family member has a personal interest. Employees should always act in accordance with their responsibilities, loyally and defending the interests of Repsol YPF.

Furthermore, employees may not undertake any tasks, jobs, or render any services in the benefit of companies in the sector or those that engage in activities that may, directly or indirectly, compete, or could compete, with those of Repsol YPF.

Repsol YPF employees, who could be affected by a conflict of interests, will inform the head of their Area before undertaking any transaction or closing any business deal, in order to make the appropriate decisions in each specific case thereby avoiding compromising their impartial job performance.”

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

D	RISK CONTROL SYSTEMS

D.1.	General description of the risk policy of the company and/or its group, including details and assessment of the risks covered by the system, together with justification that those systems adapt to the profile of each type of risk.

Repsol YPF operates in numerous countries, under numerous regulatory frameworks and in all areas of the oil and gas business. Consequently, Repsol YPF is exposed to:

—market risks, deriving from the price volatility of oil, natural gas and by-products, exchange rates and interest rates,

—counterparty risks, deriving from financial arrangements and commercial commitments with suppliers and clients,

—liquidity and solvency risks,

—legal and regulatory risks (including risks of changes in the tax regimes, sectorial and environmental regulations, exchange legislation, production constraints, limits on exports, etc.),

—operating risks (including the risk of accidents and natural disasters, uncertainties relating to the physical properties of crude oil and gas fields, safety and environment, and risks of reputation, such as those relating to ethics and social impact of its business),

—economic environment risks (deriving from the world business cycle of countries in which it operates, technological innovation in the sectors in which it operates, etc.).

The company considers the most important risks to be those that could hamper it in achieving the goals established in its Strategic Plan, particularly the goal of maintaining its financial flexibility and long-term solvency. Repsol YPF manages its assets and businesses prudently. Nevertheless, many of the risks mentioned above are inherent in the activities it performs, are beyond the control of the company and cannot be entirely eliminated.

Repsol YPF has an organisation, procedures and systems that enable it to identify measure, assess, prioritize and control the risks to which the group is exposed, and decide to what extent those risks are to be assumed, managed, reduced or avoided. Risk analysis is an integral element in the group’s decision-making processes, both in the centralised governing bodies and in the management of the different businesses, paying special attention in all cases to the existence of several risks at the same time or the effects of diversification that may occur on an aggregate level.

The following independent analysis, supervision and control units specialise in different areas of risk management exist:

* Internal Audit Unit, focusing on the permanent assessment and improvement of existing controls to ensure that potential risks of whatsoever nature (control, business, reputation, etc...) that could hamper achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

ranslation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

* Corporate Risk Management Unit, responsible for:

—developing the corporate risk policy, consisting of structural rules and procedures linked to the Group’s financial and business strategy,

—coordinating the development of specific rules and regulations concerning financial and non-financial risks of the different business units and corporate areas of the Group, ensuring coherence between the different rules and with the corporate risk policy, and

—promoting the best practice in risk measuring and assessment and hedging strategies.

—and, through the Central Credit Risk Unit:

•	analysing and controlling the credit risk generated in the commercial relations with third parties deriving from the Group’s activities,

•	proposing risk policies and third-party risk limits,

•	defining the criteria regarding the funding and use of provisions for insolvency, refinancing and judicial claiming of debts.

* Insurance Unit, responsible for:

—analysing and assessing any accidental risks that could affect the assets and activities of the Group,

—defining the most efficient financing policy for these risks, through an optimum combination of self-insurance and risk transfer measures,

—taking out such insurance cover as may be considered convenient in each case,

—negotiating the compensations deriving from insured accidents.

* Safety and Environment Unit, which aims to establish the company’s commitment and principles for action in the areas within its competence, and the basic conditions for application of the same common principles to all the business units. It proposes the policies, strategies and corporate regulation, defines and establishes the company’s safety and environmental management systems, promoting and coordinating their implementation and offers guidance, coordination, monitoring and advice for the different business units in their actions, although the business units are responsible for management in these areas.

* Corporate Reputation Unit, responsible for directing and coordinating with the relevant organisational units the management and assessment of corporate reputation risks and values, according to the guidelines and policies of the Corporate Reputation Committee and the Corporate Division Communication and Head of the Chairman’s Office, to guarantee application of the Repsol YPF corporate reputation model and strategy.

* Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, currently being introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The system applied by Repsol YPF is based on the conceptual framework defined in the COSO model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

* Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation on the different Securities Markets on which the company is listed. It also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making the appropriate suggestions within a process of continuous improvement and application of best practices.

There are also several functional and business committees responsible for the oversight of the risk management activities performed within their respective areas of responsibility. The risk control functions of the units with market risk management competence are adequately separated and independent so as to guarantee effective control.

D.2.	Describe the control systems established to assess, mitigate or reduce the principal risks of the company and its group.

The most important control systems and devices established within the Repsol YPF Group are:

1. Creation and continuous updating of a Repsol YPF Group Risk Map that lists the risks that could affect the achievement of the strategic goals, and identifies the responsible of their supervision and management and the control procedures establishes for assessment, measurement and mitigation.

2. Development and continuous monitoring of the Strategic Plan and Annual Budget, to detect and, where necessary, correct any significant deviations affecting achievement of objectives.

3. Existence of internal Rules and Procedures regulating all the Group’s activities.

4. Existence of a financial reporting control system developed on the basis of the manuals, standards and procedures established for preparing economic and financial information to guarantee its reliability and integrity. This system is checked regularly to detect any deficiencies that may arise in its functioning and take any necessary measures to guarantee its validity and effectiveness.

5. Three-yearly audits of internal and external reserves to compare the estimates made by Repsol YPF engineers with those made by independent engineering firms, to ensure that the estimates and book records of proven reserves comply fully with the regulations S-X 4-10(a) of the U.S. Securities and Exchange Commission and the definitions of the SPE/World Petroleum Congress (WPC) for probable and possible reserves.

D.3.	If any of the risks affecting the company and/or its group have actually materialised, indicate the underlying circumstances and whether the established control systems worked adequately.

Following the changes in law in Bolivia and Venezuela, the company was forced in 2006 to reduce the volume of its proven hydrocarbon reserves by 478.8 million barrels of crude oil equivalent: 459.5 million in Bolivia and 19.3 million in Venezuela.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Audit and Control Committee of the Board was duly informed by the Reserves Control Department of these changes and the corresponding reduction of reserves as part of the company’s internal control cycle.

D.4.	Is there a Committee or other governing body responsible for establishing and supervising the control systems? If so, state its duties.

The main purpose of the Audit and Control Committee, as advisory body to the Board of Directors, is to support the Board in its oversight duties, among other actions, by supervising the sufficiency, adequacy and effective functioning of the internal control systems, on the one hand, ensuring that the individual and consolidated financial statements of the company and its group set out in annual, half-year and quarterly reports are correct, reliable, sufficient and clear and, on the other, guaranteeing whatever accounting or financial information may be required by the Comisión Nacional del Mercado de Valores (CNMV) or other regulatory bodies, including any corresponding to other countries in which the Group operates.

With this aim, the Audit and Control Committee monitors the development of the Annual Corporate Audit Plan, drawn up to oversee and hedge the critical and significant operating, financial and reputation risks of the Repsol YPF Group. The Corporate Audit Department informs the Committee on any material irregularities, anomalies or defaults of the audited units reporting to the Board whenever they are considered to represent a significant risk for the Group.

Moreover, by virtue of the amendment of the Committee Regulations approved by the Board on 27 April 2005, the Audit and Control Committee is now also responsible for supervising the procedures and systems for recording and internal control of the measuring, assessment, classification and entering in the accounts of the Group’s hydrocarbon reserves.

Finally, by virtue of the same amendment of its Regulations, the Committee is now informed by the corresponding divisions of the company and steers the environmental and safety policies, guidelines and objectives of the Repsol YPF Group.

D.5.	Identification and description of processes for compliance with the different regulations affecting the company and/or its group.

The Audit and Control Committee supports the Board in its oversight duties, watching over the compliance with all legal and internal laws and regulations applicable to the company. It oversees compliance with applicable national and international rules and regulations on market conduct and data protection and ensures that the Internal Codes of Conduct and Professional Ethics and of Market Conduct applicable to Group employees meet all the legal requirements and are adequate for the company.

The Audit and Control Committee also supervises the definition of policies and procedures established to guarantee compliance with the rules, regulations and standards applicable to the different areas of the company’s activity.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

E	GENERAL MEETING

E.1.	Indicate the quorums for General Meetings established in the Articles of Association and differences in respect of the minimums stipulated in the Joint Stock Companies Act.

The quorums for General Meetings established in Articles 21 and 22 of the Articles of Association coincide with those stipulated in sections 102 and 103 of the Joint Stock Companies Act, as follows:

General Meetings shall be quorate on first call when attended, in person or by proxy, by shareholders representing at least twenty-five per cent of the subscribed voting capital.

On second call general meetings shall be valid regardless of the capital attending.

Annual and Extraordinary General Meetings shall be quorate to validly resolve on the issuing of debentures, increase or reduction of capital, the conversion, merger, spin-off or winding-up of the company and, in general, any amendment of the Articles of Association, when attended, in person or by proxy, by shareholders representing at least fifty per cent (50%) of the subscribed voting capital. On second call the attendance of twenty-five per cent (25%) of that capital shall be sufficient.

E.2.	Explain the system used for adopting corporate resolutions and any differences in respect of the system stipulated in the Joint Stock Companies Act.

With the exceptions indicated below, the majorities required for the adoption of resolutions by the General Meeting of Shareholders of Repsol YPF, S.A., as established in Articles 22 and 27 of the Articles of Association, coincide with those stipulated in Article 93 of the Joint Stock Companies Act: resolutions shall be approved with the majority of voting capital attending and represented at the general meeting, with the exceptions contemplated in the Law and the Articles of Association.

Also in accordance with the Joint Stock Companies Act, a majority of two-thirds of the capital present or represented at the general meeting shall be required to validly resolve on the issuing of debentures, increase or reduction of capital, conversion, merger, spin-off or winding-up of the company and, in general, any amendment of the Articles of Association if the general meeting is held on second call and attended by less than fifty per cent of the subscribed voting capital.

As an exception to the provisions of the Joint Stock Companies Act, the maximum number of votes that may be cast at a general meeting by any one shareholder, or by companies belonging to the same Group, is 10% of the subscribed voting capital. Any resolution to change that limit shall require a majority of 75% of the voting capital attending or represented at the general meeting, on first or second call, and the same majority will be required to modify the majority stipulated to amend that limit.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

E.3.	Describe any shareholders’ rights in respect of General Meetings differing from those established in the Joint Stock Companies Act.

According to Article 23 of the Articles of Association, general meetings may be attended by shareholders holding at least 150 shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met, as indicated in the notice of call. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

Shareholders who do not hold the necessary shares may pool their shares in order to attend, appointing a representative who need not be a shareholder.

The Regulations of the Board of Directors of Repsol YPF S.A. provide as follows regarding shareholders’ right to participate and information:

6.3. The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end it shall place all the legally demandable information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the Shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway.

6.4. The information given the Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely. To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Articles of Association, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest.

Furthermore, pursuant to Article 5.1 of the Regulations of the General Shareholders Meeting, concerning shareholders’ right to information and participation, the notice of call to General Meetings shall state “the place and time when the documents that will be submitted to the Meeting for approval are going to be available to the shareholders, including the Management Report, the Report by the External Auditors on the Financial Statements, the Corporate Governance Report, the Social Report, the Environmental Report, and other mandatory reports or any decided upon the Board of Directors, without prejudice of the option attendant upon the shareholders to request and receive free delivery of all the documents mentioned.”

Article 6.1. of the Regulations for the General Shareholders Meeting further provides that:

“Through the Shareholders’ Information Office of the Company’s web page, shareholders may at any time, upon entering proof of identification as such, raise any questions or make suggestions relating to the activities and interests of the Company and which they consider should be discussed at a General Shareholders’ Meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Once a General Shareholders’ Meeting has been called and up to seven consecutive days before the date set for the meeting on first call, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders questions, suggestions and comments, and these will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders’ Meeting, even if they are not included on the Agenda.”

Apart from the foregoing and with a view to facilitating access by shareholders to the information on the company, Repsol YPF set up the Shareholders’ Information Office mentioned above, offering shareholders a free call service and an e-mail address at which they may request whatever information they may require. Shareholders may also visit the Office, where they will receive personal attention.

E.4.	Describe the measures adopted, if any, to encourage the participation of shareholders at General Meetings.

To encourage shareholders to participate in general meetings, Article 6 of the Regulations of the General Shareholders Meeting, establishes shareholders’ right to information and participation, indicating that they may raise any questions or make any suggestions in connection with the company’s activities or interests which they consider ought to be discussed by the General Meeting, through the Shareholders’ Information Office or the company’s web site (www.repsolypf.com).

Apart from these measures, which are expressly contemplated in the Repsol YPF, S.A. Rules of Corporate Governance, the company also encourages shareholders to participate in general meetings with the following measures:

—Publication of the notice of call sufficiently in advance in the media with the widest distribution, inserting a copy on the company’s web site (www.repsolypf.com) and sending copies to the stock exchanges on which its shares are listed and to the depositaries of its shares, so that they can issue the necessary attendance cards.

—Warning in the notice of call that the general meeting will be held on second call.

—Practices to encourage attendance, by delivering gifts and even, if appropriate, paying attendance premiums.

—Holding general meetings at a large-capacity location with ideal conditions for the procedure and following of the meeting, providing transport.

—Possibility to exercise or delegate the vote through distance means (postal mail or electronic), providing to shareholders:

* A form prepared for the vote by postal mail on the company’s web site and at the Shareholders’ Information Office.

* An application on the web site to exercise or delegate the vote by electronic means, for all shareholders having a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Spanish Public Certification Entity (CERES).

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

—Assistance and personalized guidance for all shareholders who wish to participate through staff of the Shareholders’ Information Office.

—Possibility of connecting to a live broadcast of the meeting through the company’s web site (www.repsolypf.com).

—Publication through the company’s web site (www.repsolypf.com) of the proposed resolutions corresponding to the items on the Agenda and the Board’s report on each of the proposed resolutions to be laid before the General Meeting.

E.5.	Indicate if the Chairman of the Board chairs the General Meeting. List any measures adopted to ensure the independence and correct operation of the General Meeting.

YES  ☒     NO  ☐

Details of measures

The Board traditionally requests, on its own initiative, the presence of a Notary to attend the General Meeting and issue minutes thereof. Consequently, neither the Chairman nor the Secretary of the General Meeting participate in the preparation of the minutes, for which a notary or other public attesting officer is engaged, with the consequent guarantee of neutrality for the shareholders.

E.6.	Indicate any modifications made during the year to the Regulations of the General Shareholders Meeting.

At the Annual General Meeting held on 16 June 2006, the shareholders resolved to modify Article 5 (Notice of Call) of the Regulations of the General Shareholders Meeting, to adjust it to the binding provisions of Article 97 of the Joint Stock Companies Act, according to the wording set out in Act 19/2005 of 14 November, giving it the following text:

“5. NOTICE OF CALL

5.1. The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in one of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least one month prior to the date fixed for the meeting, save when the law stipulates different notice, in which cases such legal provisions will be applicable.

The announcement will state the date and time of the meeting on first notice and all the matters to be discussed as included on the Agenda. Furthermore, it shall state the date, if pertinent, when the Meeting will be convened on second call. Between the first and the second call there must be a period of at least twenty-four hours. The announcement shall also state where and when the documents to be laid before the General Shareholders Meeting will be available for consultation by shareholders, together with the other documents required by law and such others as the Board may decide, without prejudice to the shareholders’ right to request and receive all the documents indicated above, free of charge.

If a duly called General Meeting is not held on first call, and if the date of the second call has not been provided in the announcement, it must be announced with the same disclosure requirements as the first, within fifteen days of the date of the Meeting that was not held and eight days prior to the meeting date.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

A copy of the notice calling the General Meeting shall be included on the Company web site. Furthermore, a copy thereof shall be sent to the Stock Markets where the shares are listed and to the share depositary institutions in order for them to proceed with the issuance of attendance cards.

5.2. The Board must convene an Extraordinary General Shareholders’ Meeting when so requested by a number of shareholders owning at least five per cent of the capital stock, stating the matters to be discussed in the request. In this case, the Board shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law.

5.3. Shareholders representing at least five per cent (5%) of the capital may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through notarial channels, to be received at the registered office within five days after publication of the original notice of call. The supplemental notice of call shall be published at least fifteen days prior to the date for which the general meeting is scheduled.”

The CNMV was informed of this amendment in a letter dated 31 July 2006 and entered in the Trade Register.

The Regulations of the General Shareholders Meeting are available to anyone who may be interested on the company’s web site (www.repsolypf.com).

E.7.	Give details of attendance of General Meetings held during the year:

Details of attendance

Date General Meeting	% attending in person	% attending by proxy	% distance voting	Total %
16-06-2006	0.123	40.434	0.107	40.664

E.8.	Give a brief account of the resolutions adopted at the General Meetings held during the year and percentage of votes with which each resolution was approved.

Only one General Shareholders Meeting of Repsol YPF, S.A., the Annual General Meeting, was held during 2006, on 16 June 2006, at which the following resolutions were adopted with the majorities indicated below:

1. To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., and the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31 December 2005, the proposal of application of its earnings and the management by the Board of Directors during said year.

Votes for 493,580,449 shares, votes against 1,348,170 shares, abstentions 9,441,344 shares.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

2. To amend Articles 19 (Call to General Meetings) and 20 (Power and obligation to call) of the Articles of Association, the text of these articles being available on the company’s web site (www.repsolypf.com).

Votes for 498,447,172 shares, votes against 53,876 shares, abstentions 5,868,915 shares.

3. To amend Article 5 (Notice of Call) of the Regulations of the General Shareholders Meeting, the text of which is available on the company’s web site (www.repsolypf.com).

Votes for 498,485,493 shares, votes against 11,598 shares, abstentions 5,872,872 shares.

4.1. To ratify the appointment carried out by the Board of Directors for co-opting, appointing Paulina Beato Blanco Director of the Company for a term of four years from the date of this ratification and appointment.

Votes for 496,012,966 shares, votes against 2,543,296 shares, abstentions 5,813,701 shares.

4.2. To ratify the appointment carried out by the Board of Directors for co-opting, appointing Henri Philippe Reichstul Director of the Company for a term of four years from the date of this ratification and appointment.

Votes for 495,395,207 shares, votes against 3,152,155 shares, abstentions 5,822,601 shares.

4.3. To re-elect Marcelino Oreja Aguirre and Pemex Internacional España, S.A. as Board members for a new four-year period, and appoint Javier Echenique Landiribar and Artur Carulla Font as members of the Board of Directors for a term of four years.

Votes for 290,455,763 shares, votes against 189,546,783 shares, abstentions 24,367,417 shares.

5. To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L. for the legally established period of one year. It is also entrusted with carrying out the other Audit services required by Law and needed by the Company until the next Ordinary General Shareholders’ Meeting is held.

Votes for 497,867,665 shares, votes against 692,778 shares, abstentions 5,809,520 shares.

6. To authorise the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares which, when added to those already held by Repsol YPF, S.A. and any of its subsidiaries, does not exceed 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and administrators of the Company or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders’ Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders’ Meeting held on the 31 May 2005.

Votes for 496,546,827 shares, votes against 19,623 shares, abstentions 7,803,513 shares.

7. To delegate to the Board of Directors the power to issue fixed rate securities, convertible and/or exchangeable for shares in the company or exchangeable for shares in other companies, as well as warrants (options to subscribe new shares or acquire outstanding shares in the company). To establish the criteria for determining the bases and modalities of the conversion and/or exchange and grant the Board the power to increase the capital by the necessary amount and to fully or partially exclude the preferential subscription right of shareholders and holders of convertible debentures or warrants over the new shares. To authorise the company to secure issues of fixed rate securities exchangeable for shares in the company or shares issued by its subsidiaries. To leave without effect, in the portion not used, the eighth resolution of the General Shareholders’ Meeting held on 21 April 2002.

Votes for 488,698,650 shares, votes against 7,858,396 shares, abstentions 7,812,917 shares.

8. To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Trade Registry and any other public authority with powers concerning the resolutions adopted.

To delegate indistinctly to the Chairman of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

Votes for 498,544,963 shares, votes against 6,964 shares, abstentions 5,818,036 shares.

E.9.	State the number of shares required to attend General Meetings, indicating whether any restrictions are established in the Articles of Association.

According to Article 23 of the Articles of Association, general meetings may be attended by shareholders holding at least 150 shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met, as indicated in the notice of call. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

Shareholders who do not hold the necessary shares may pool their shares in order to attend, appointing a representative who need not be a shareholder.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

E.10.	Describe and justify the company’s policies on proxy votes at General Meetings.

According to Article 8 of the Regulations of the General Shareholders Meeting: “All shareholders entitled to attend may be represented at general meetings by another person, who need not be a shareholder. Proxies shall be granted in writing, especially for each general meeting.”

For this purpose, apart from the possibility of sending proxies for attendance and voting at general meetings through the members of Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores S.A. (Iberclear), shareholders now also have the Shareholders’ Information Office, where they may deliver proxies by mail post or by hand, and another office opened exclusively for this purpose at the registered office, Paseo de la Castellana no. 278, where attendance cards may be received and the corresponding gifts are handed out.

An application is made available on the web site for electronic proxies, available for shareholders who have a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES).

E.11.	Indicate whether the company is aware of the policies of institutional investors regarding their participation or otherwise in company decisions?

YES  ☐     NO  ☒

Describe the policies

E.12.	Indicate the address and access to the corporate governance contents on the company’s web site.

The information on corporate governance, regulated in Act 26/2003 of 17 July, Order ECO/3722/2003 of 26 December, and the Comisión Nacional del Mercado de Valores (CNMV) Circular 1/2004 of 17 March, is published in the section “Shareholders and investors” on the company’s web site (www.repsolypf.com).

F	EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of compliance by the company with existing corporate governance recommendations, or non-compliance with such recommendations, as the case may be.

In the event of non-compliance with any recommendations, explain the recommendations, standards, practices or principles applied by the company.

Until the single document contemplated in Order ECO/3722/2003 of 26 December has been prepared, this section should be completed referring to the recommendations set out in the Olivencia Code and the Aldama Code.

The Corporate Governance practices of Repsol YPF, S.A. largely coincide with the guidelines set down in the Code of Good Governance (Olivencia Code) and practically entirely with the Recommendations made by the Special Commission for Promotion of Transparency and Security on the Markets and in Listed Companies (Aldama Code).

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The most important aspects regarding compliance with the Code of Good Governance in connection with its 23 recommendations, referring separately to the Recommendations made by the Special Commission for Promotion of Transparency and Security on the Markets and in Listed Companies (Aldama Code) whenever they differ in content, are as indicated below:

1. Duties of the Board of Directors

Recommendation 1: “The Board of Directors should expressly assume the general supervisory function as its core mission, exercise without delegating its inherent responsibilities and establish a catalogue of matters which are its exclusive competence.”

The Regulations of the Board indicate the issues requiring a prior decision by the Board, in Articles 4 and 5, as mentioned hereinabove.

2. Independent Directors

Recommendation 2: “The Board of Directors should include a reasonable number of independent directors, who are prestigious professionals entirely unrelated to the executive team and significant shareholders.”

Of the fourteen Board members of Repsol YPF, S.A., six are independent outside directors.

3. Composition of the Board of Directors

Recommendation 3: “In the composition of the Board of Directors, the non-executive directors (institutional outside and independent outside) should have an ample majority over the executive directors, and the proportion between institutional outside and independent outside directors should be established taking account of the ratio between capital consisting of significant blocks and the rest.”

The Aldama Code recommends that “There should be an ample majority of non-executive directors on the Board, and within such non-executive directors, there should be a very significant participation of independent directors, taking account of the shareholding structure of the company and the capital represented on the board”.

Of the fourteen members of the Board, six are independent outside directors, six institutional outside directors and two executive directors.

4. Number of Directors

Recommendation 4: “The size of the Board shall be adjusted to achieve the most efficient and participative performance. In principle, the adequate size could be between five and fifteen members.”

This notwithstanding, the Aldama Code does not recommend a maximum and minimum number of Board members, indicating merely that “The Board of Directors should have a reasonable number of members to ensure its viability and the work of each Director and

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

have access to all the necessary means to enable the best, most efficient performance of their duties, including communication with the persons responsible for the different business areas and services and, if necessary, assistance from external experts and professionals.”

Article 31 of the Articles of Association sets a minimum of 9 and a maximum of 16 Board members. The General Meeting held on 4 April 2003 set the number of directors at fourteen.

At present, the Board of Directors of Repsol YPF, S.A. has 14 members.

5. Chairman of the Board

Recommendation 5: “If the Board chooses to combine the Chairman and chief executive in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person.”

There is an extensive list of powers vested in the Board of Directors which cannot be delegated, supplemented by the need to obtain reports and proposals from the Audit and Control Committee; the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee, respectively, on decisions delegated to the Chairman of the Board as Chief Executive Officer of the company (see section B.1.16.).

6. Secretary of the Board

Recommendation 6: “The Secretary of the Board should be made more important, increasing his independence and stability and highlighting his duty to ensure the formal and material legality of the Board’s actions.”

The duties of Secretary of the Board and Legal Adviser are vested in a single person, who is a lawyer, which increases the independence and capacity of the Secretary to ensure the lawfulness of the Board’s actions.

Moreover, the Secretary of the Board is a director and also General Counsel of the Repsol YPF Group, so this person has the utmost independence and stability, strengthening even further the duty to supervise compliance with the law in form and substance in the Board’s actions.

7. The Delegate Committee

Recommendation 7: “The composition of the Delegate Committee, if there is one, should reflect the same balance as the Board between the different types of Directors, and the relations between the two bodies should be based on the principle of transparency, so that the Board is fully informed at all times of the business transacted and decisions made by the Committee.”

The Delegate Committee has a maximum of eight members. The principle of non-executive (institutional outside and independent outside) directors being in a majority in respect of executive directors is met (of a total eight members, three are institutional outside directors, three are independent outside directors and two are executive directors). The Board must be informed on the Committee’s resolutions at the first Board meeting held after their adoption, which is normally done.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

8. Delegated Committees

Recommendation 8: “The Board of Directors should create delegated-Committees, consisting exclusively of non-executive directors, to act as watchdogs, overseeing matters of financial information and control (Audit); selection of directors and senior managements (Nomination); definition and review of remuneration policies (Remuneration); and assessment of governance system (Compliance).”

The Audit and Control Committee, Nomination and Compensation Committee and Strategy, Investment and Competition Committee, whose members are all non-executive directors, have been created within the Board.

9. Information for Directors

Recommendation 9: “The necessary measures should be adopted to ensure that Directors have adequate, specifically prepared and relevant information sufficiently in advance to be able to prepare Board meetings; the importance or confidentiality of the information will not justify non-application of this recommendation, save in exceptional circumstances.”

The Regulations establish the directors’ right to advice and information, to such an extent that it may include access to external advisers. This facilitates the information available and keeps directors up to date on the aspects of corporate life most closely linked to directors’ duties. Their work is also assisted by the existence of an annual calendar of meetings established in advance.

10. Functioning of the Board

Recommendation 10: “To ensure adequate efficiency of the Board, it should meet as frequently as necessary to perform its duties; the Chairman should encourage the participation and free positioning of all directors; special care should be taken in drafting the minutes; and the quality and efficiency of its work should be assessed at least once a year.”

The Aldama Code indicates that:

“Regular meetings of the Board of Directors of listed companies should be held as frequently, normally monthly, as may be considered adequate to monitor closely the actions of the executives and the Delegate Committee, if any, and adopt the appropriate decisions thereon. It shall meet as often as the Chairman or a sufficient number of directors may so request, according to the Articles of Association and Board Regulations. During the year it should specifically analyse the budget and progress of the strategic plan, if any, and its degree of fulfilment, and the quarterly financial statements that are to be sent to the market regulatory authorities or watchdogs for publication.”

Board meetings are held monthly. The Board Committees have very important powers in the annual assessment of the quality and efficiency of the Board’s work (control of internal procedures and assessment of the quality of work and dedication, and proposals for directors’ remuneration).

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

11. Selection and Re-election of Directors

Recommendation 11: “The Board’s participation in the selection and re-election of its members should conform to a formal, transparent procedure, based on a reasoned proposal by the Nomination Committee.”

The Nomination and Compensation Committee must necessarily inform on the appointment or statutory renewal of Board members.

12. Resignation of Directors

Recommendation 12: “Companies should establish in their regulations the obligation for directors to resign in any situation that could adversely affect the working of the Board or the Company’s prestige and reputation.”

The Regulations list the grounds on which directors must resign, comprising a logical list of defaults of the duties of personal and professional integrity imposed on directors as a necessary condition for adequate performance of their duties.

13. Age of Directors

Recommendation 13: “An age limit should be established for holding office as Director, which could be between sixty-five and seventy years for executive directors and the Chairman and somewhat more flexible for other members.”

The Aldama Code revised the opinion of the Olivencia Code on this point and does not establish any age limit, merely stating that any company adopting a policy on this point should clearly state it in its internal regulations.

In its current text, the Regulations of the Board of Directors do not establish an age limit for Directors.

14. Information for Directors

Recommendation 14: “The right of every director to request and obtain the necessary information and advice to enable him to fulfil his supervisory duties should be formally recognised and the appropriate channels should be established for exercising this right, including the possibility of engaging external experts in special circumstances.”

The Regulations of the Board of Directors expressly contemplate the right to advice and information, both of directors individually and of the respective committees, to assist them in their duties, including the possibility of engaging external experts.

15. Directors’ remuneration

Recommendation 15: “The policy regarding directors’ remuneration, proposed, assessed and reviewed by the Compensation Committee, should conform to criteria of moderation, be proportional to the company’s earnings and be disclosed in detail on an individual basis.”

The company Articles of Association link directors’ remuneration to the net profit and is only payable after setting aside the sums required by law and the Articles of Association.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Articles of Association also provide that incentives may be applied, consisting of the delivery of shares in the company, option rights over such shares or other securities granting their holders the right to obtain shares, or remuneration systems linked to the market price of the company’s shares. These formulas are not applicable to the independent outside directors or the institutional outside directors, pursuant to the Regulations of the Board.

The amount of remuneration received during the year by each of the directors for performance of his duties as such are set out individually in the Annual Report 2006 and this Report. In addition, the amount of remuneration received by the executive directors for the discharge of executive duties, their positions as directors of subsidiaries, and the cost of retirement, disability and death insurance policies, and contributions to pension plan and the permanency awards of these persons, are also set out in the Annual Report 2006 and this Report. The aggregate remuneration of the senior management is also indicated.

16. General duties of directors and conflicts of interest

Recommendation 16: “The internal regulations of the company should specify the obligations deriving from directors’ general duties of diligence and loyalty, contemplating in particular conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and use of corporate assets.”

The Regulations of the Board regulate directors’ obligations regarding loyalty and diligence in the chapter on their legal status, with the details required by the Code of Good Governance.

17. Transactions with significant shareholders

Recommendation 17: “The Board of Directors should promote the appropriate measures to extend the duties of loyalty to the significant shareholders, in particular establishing safeguards for transactions between such shareholders and the company.”

The Regulations of the Board of Directors contemplate the duty of institutional outside directors holding executive positions in the corporate shareholders who proposed them as directors to abstain from any voting on transactions with those shareholders.

Information on transactions with significant shareholders is set out in the Annual Report and the Annual Corporate Governance Report.

18. Communication with shareholders

Recommendation 18: “Measures should be taken to make the proxy mechanism more transparent and to improve communication between the company and its shareholders, particularly the institutional investors.”

Fully respecting the principle of equal access to material information, the Regulations of the Board of Directors contemplate the creation of informal mechanisms for the regular two-way exchange of information with institutional shareholders.

As regards the search for greater transparency in the proxy mechanism, being subject to the US rules and practice owing to the listing of the company shares on the New York Stock Exchange guarantees application of what are probably the most stringent standards on the different financial markets.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

19. Transparency

Recommendation 19: “The Board of Directors, should go beyond the reporting requirements of current legislation and undertake to supply the markets with timely, precise and reliable information, especially concerning the shareholding structure, material changes in the rules of governance, particularly important related party transactions or the treasury stock.”

The Regulations of the Board of Directors assign to this governing body specific duties related with the Securities Market, designed to ensure the company’s transparency on the financial markets. Notwithstanding the provisions of the Regulations, the fact that the Repsol YPF, S.A. shares are listed on such highly developed financial markets as the US market forces the company, by market pressure, to comply with the best practices in reporting.

20. Financial Reporting

Recommendation 20: “All periodical financial information supplied to the markets, in addition to the annual report, should be prepared according to the same principles and practices as the annual accounts and should be checked by the Audit Committee before being released.”

The regular information on financial statements offered to the markets is analysed by the Audit and Control Committee before being submitted to the Board, to check that it is correct, reliable, sufficient and clear.

21. External Auditors

Recommendation 21: “The Board of Directors and the Audit Committee should monitor situations that might jeopardise the independence of the company’s external auditors and, in particular, they should check the percentage of the audit firm’s total revenues represented by the fees paid and that any fees corresponding to professional services other than auditing are publicly disclosed.”

The Audit and Control Committee oversees the independence of the external auditors, on the one hand avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and on the other hand establishing and overseeing any incompatibilities between auditing services and any others.

According to these duties, the Audit and Control Committee agreed on a procedure to approve previously all the services, be they auditing or not, provided by the External Auditor, whatever their extent, scope and nature. This procedure is regulated in an Internal Rule mandatory for the whole of the Repsol YPF Group.

In 2006 the fees charged by the Auditor and its organisation for audit work in Repsol YPF, S.A. and other companies in its Group totalled 6,870,840 euro. The fees charged by the Auditor and its organisation for its professional services other than auditing provided in Repsol YPF, S.A. and other companies in its Group during the year totalled 1,513,873 euro.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The sum of both these amounts does not exceed 10% of the total turnover of the Auditor and its organisation.

22. Qualified Auditors’ Reports

Recommendation 22: “The Board of Directors should endeavour to ensure that the accounts it draws up are laid before the General Meeting without any qualifications in the auditors’ report and, when this is not possible, both the Board and the auditors should clearly explain to shareholders and the markets the nature and extent of the discrepancies.”

One of the specific duties of the Audit and Control Committee is to assess the need to adapt the Annual Accounts drawn up to the qualifications or objections expressed by the company’s auditors and submit the corresponding proposal to the Board, for the latter to make a well-informed decision.

23. Reporting on Corporate Governance

Recommendation 23: “The Board should include in its Annual Report information on its rules of governance, stating the reasons for any that do not correspond to the recommendations of this Code.”

This Corporate Governance Report shows the company’s willingness to comply as best it is able the recommendations made by the Special Commission for Promotion of Transparency and Security on the Markets and in Listed Companies in the Code of Good Governance, regarding publication and assessment of the rules on corporate governance.

The Articles of Association contain a specific article on the Annual Corporate Governance Report.

24. Regulations of the Board of Directors and the General Meeting

The Aldama Code recommends that “All companies should have a set of corporate governance rules or principles, including at least the Regulations of the General Shareholders Meeting and the Regulations of the Board of Directors.”

Repsol YPF, S.A. is particularly aware of Corporate Governance, which has been clear since 1995, when it approved its Regulations of the Board of Directors, laying down the basic policy rules of the company in this regard and establishing the specific rules of procedure of the Board and its Committees.

The current Regulations of the Board of Directors, which may be consulted on the company’s web site (www.repsolypf.com), were approved by the Board on 26 March 2003 and amended by resolutions adopted by the Board on 27 April 2005, 29 June 2005 and 26 April 2006.

Repsol YPF also approved specific Regulations of the General Shareholders Meeting on 4 April 2003, amended by the General Meeting on 31 March 2004 and on 16 June 2006, which are also available for consultation on the company’s web site (www.repsolypf.com).

On 26 March 2003, the Board also approved the Regulations of the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Repsol YPF Group Internal Conduct Regulations regarding the Securities Market and the Ethics and Conduct Regulation for Repsol YPF Employees complete the corporate governance rules of the Company.

25. Corporate website

The Aldama Code includes among its recommendations that “Listed companies should have a web site both to inform shareholders, investors and markets in general of any significant economic events and whatsoever other significant events may occur in connection with the company, and to facilitate participation by shareholders in the exercise of their right to information, and any other rights they may have in the company.”

This recommendation is fully implemented by Repsol YPF, S.A., since its web site (www.repsolypf.com) contains this information and, in general, all and any information that may be of interest for its shareholders and investors.

The Articles of Association contain a specific article concerning the company’s web site.

G	OTHER INFORMATION OF INTEREST

If you consider there to be an important principle or aspect regarding the corporate governance practices applied by your company that have not been mentioned in this report, indicate them below and explain the contents.

This section may be used to include any other information, clarification or qualification relating to the previous sections of the report, provided it is relevant and not repetitive.

In particular, state whether the company is subject to any laws other than the laws of Spain on corporate governance and, if this is the case, include whatever information the company may be obliged to supply that differs from the information included in this report.

1. Note on section A.2.:

Due to the fact the company’s shares are issued in book-entry form, the company does not have up-to-date information on the identity of its shareholders or details of their stakes. Therefore, the details set out in this section are obtained from the information supplied by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, Sociedad Anónima Unipersonal (IBERCLEAR) for the Annual General Meeting of 16 June 2006, except the details on the most significant changes produced during the year in the shareholding structure, which were obtained from the information remitted by shareholders to the Comisión Nacional del Mercado de Valores (CNMV) [Spanish National Securities Market Commission], the US Securities and Exchange Commission (SEC) and the company.

It should also be noted that, for financial purposes, the total stake held by “la Caixa” in Repsol YPF, S.A. is 12.50% and that in Repinves, S.A., majority-owned by “la Caixa”, Caixa Catalunya also has a 32.40% stake.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

2. Note on sections A.3, B.1.2, B.1.3, B.1.7, B.1.12, B.1.31, B.2.1. and B.2.2:

The following changes have taken place on the Board of Directors of Repsol YPF, S.A. between year-end, 31 December 2006, and the date of approval of this Report, at the Board meeting held on 31 January 2007:

—Ignacio Bayón Mariné resigned as Director and member of the Audit and Control Committee.

—Ricardo Fornesa Ribó resigned as Director, Vice-Chairman and member of the Delegate Committee.

—José Manuel Loureda Mantiñán was appointed Director of the company, as institutional outside director (proposed by Sacyr Vallehermoso), and member of the Strategy, Investment and Competition Committee.

—Manuel Raventós Negra was appointed Director of the company, as institutional outside director (proposed by “la Caixa”), and member of the Nomination and Compensation Committee.

—Luis Fernando del Rivero Asensio was appointed member of the Delegate Committee.

—Artur Carulla Font was appointed member of the Audit and Control Committee.

—Javier Echenique Landiribar resigned as member of the Strategy, Investment and Competition Committee and was appointed member of the Audit and Control Committee.

—Juan Abelló Gallo was appointed member of the Strategy, Investment and Competition Committee.

Following the appointments of Messrs. Raventós and Loureda and the different appointments to the Board Committees, the current composition of the Board is as follows:

Board of Directors:

Chairman: Antonio Brufau

Members:

Juan Abelló Gallo

Paulina Beato Blanco

Artur Carulla Font

Carmelo de las Morenas López

Luis Fernando del Rivero Asensio

Javier Echenique Landiríbar

Antonio Hernández-Gil Álvarez-Cienfuegos

José Manuel Loureda Mantiñán

Jorge Mercader Miró

Pemex Internacional España, S.A.

Manuel Raventós Negra

Henri Philippe Reichstul

Luis Suárez de Lezo Mantilla (*)

(*) Director Secretary

Delegate Committee:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Antonio Brufau Niubó (Chairman)

Luis Fernando del Rivero Asensio

Javier Echenique Landiríbar

Antonio Hernández-Gil Álvarez-Cienfuegos

Jorge Mercader Miró

Pemex Internacional España, S.A.

Henri Philippe Reichstul

Luis Suárez de Lezo Mantilla

Audit and Control Committee:

Paulina Beato Blanco (Chairman)

Artur Carulla Font

Carmelo de las Morenas López

Javier Echenique Landiríbar

Nomination and Compensation Committee:

Antonio Hernández-Gil Álvarez-Cienfuegos (Chairman)

Artur Carulla Font

Manuel Raventós Negra

Strategy, Investment and Competition Committee:

Pemex Internacional España, S.A. (Chairman)

Juan Abelló Gallo

José Manuel Loureda Mantiñán

Jorge Mercader Miró

3. Note on section B.1.8:

Following the former practice of Repsol YPF, S.A. and to supplement the information supplied in section B.1.8., the sums accrued by members of the Board during 2006, individually and by types of remuneration, or other benefits, are set out in this Annual Report on Corporate Governance.

Due to membership of the Board:

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remuneration earned in 2006 by virtue of membership of each of the Group’s managing bodies are as follows:

Governing Body	Euro
Board of Directors	159,289
Delegate Committee	159,289
Audit and Control Committee	49,778
Strategy, Investment and Competition Committee	39,822
Nomination and Compensation Committee	39,822

The remuneration earned in 2006 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 3.922 million, the detail being as follows:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Remuneration for Membership of Managing Bodies (euro)

TOTAL
Antonio Brufau	318,578
Luis Suárez de Lezo	318,578
Juan Molins (2)	179,200
Antonio Hernández-Gil	358,400
Enrique de Aldama (2)	179,200
Gonzalo Anes (3)	165,926
Ricardo Fornesa	318,578
Marcelino Oreja (3)	169,245
Ignacio Bayón	209,067
Carmelo de las Morenas	209,067
Jorge Mercader	278,756
Henri Philippe Reichstul	318,578
Paulina Beato	209,067
Javier Echenique (1)	179,200
Artur Carulla (1)	99,556
Luis del Rivero (4)	26,548
Juan Abelló (4)	26,548
Pemex Inter. España	358,400

(1)	Appointed at the General Shareholders’ Meeting held on 16 June 2006.
(2)	The term of office expired on 16 June 2006.
(3)	Resigned on the Board of Directors meeting held on 25 October 2006.
(4)	Appointed at the Board of Directors meeting held on 29 November 2006.

It should also be noted that:

—The members of the Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

—No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors of Repsol YPF, S.A., except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, and of the General Counsel, to whom the obligations pertaining to his office exist.

Due to the holding of executive posts and the discharge of executive duties:

The monetary remuneration and compensation in kind earned in 2006 by the Board members who had an employment relationship with or discharged executive duties at the Group during the year totalled EUR 2.989 million, corresponding 2.127 to Mr. Antonio Brufau and 0.862 to Mr. Luis Suárez de Lezo. These amounts do not include the contributions made to insurance plans, pension plans and award for permanency that are set out further on.

Due to membership of the Boards of Directors of subsidiaries:

The remuneration earned in 2006 by the members of the Board of Directors of Repsol YPF, S.A. in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.370 million, the detail being as follows:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

TOTAL (euros)
Antonio Brufau	337,769
Luis Suárez de Lezo	32,303

Due to third-party liability insurance premiums:

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

Due to retirement and disability insurance policies and contributions to pension plans and permanency awards.

The cost of retirement, disability and death insurance policies, and contributions to pension plan and the permanency awards, including the corresponding on account payments, if any, incurred by the Company in relation to Board members who had discharged executive duties at the Group during the year 2006 totalled EUR 2.488 million.

Indemnity payments to members of the Board of Directors:

No director received any indemnity payment from Repsol YPF in 2006.

Transactions with Directors:

Apart from the remuneration earned, the dividends corresponding to the shares they hold, and in case of institutional outside director the transaction with significant shareholders, the directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with the Company or with Group companies in 2006.

4. Note on section B.1.9:

Luis Mañas Antón, former Corporate Finance Director, left the company on 27 March 2006.

The sum of EUR 7.216 million corresponding to the total remuneration of the top management includes the sums paid to executives indicated in section B.1.9. during their term on the Company’s Executive Committee.

The total remuneration indicated is not that accrued, but the sum actually received. This amount does not include the cost of insurance policies and contributions to pension plan, contingent plans, and award for permanency that totalled EUR 1.449 million, neither the total indemnity received by the executives that has left the Company, that totalled EUR 3.742 million.

5. Note on section B.1.31.

After the year-end, 31 December 2006, Mr. Brufau left his position as Director of Suez, S.A.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

6. Note on section C.1.

—BBVA: the sum of 430,194 for services received corresponds to the sum of the number of Visa Repsol cards issued as at 31 December 2006 (425,685) and the number of Visa Repsol cards used as employee corporate cards at 31 December 2006 (4,509).

—LA CAIXA: the sum of 245,475 for services received corresponds to the sum of the number of Visa Repsol cards issued at 31 December 2006 (244,749) and the number of Visa Repsol cards used as employee corporate cards at 31 December 2006 (726).

This annual report on corporate governance was approved by the Board of Directors of the Company on 28-03-2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 3, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer